================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                    For the quarter ended September 30, 2001

                          ULTRAPAR PARTICIPACOES S.A.
                           (Exact name of Registrant)

                             ULTRAPAR HOLDINGS INC.
                (Translation of Registrant's Name into English)
--------------------------------------------------------------------------------

               Avenida Brigadeiro Luiz Antonio, 1343, 9(0) Andar
                        Sao Paulo, SP, Brazil 01350-900
                    (Address of Principal Executive Offices)
--------------------------------------------------------------------------------

Indicate by check mark whether the registrant files or will file its annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F _X_ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes ____ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


===============================================================================

                          ULTRAPAR PARTICIPACOES S.A.

                               TABLE OF CONTENTS



                                                                      SEQUENTIAL
ITEM                                                                 PAGE NUMBER
--------------------------------------------------------------------------------
1.  Press Release dated October 23, 2001                                   3
2.  Report of Independent Accountants on Audited Financial
      Information                                                         24
    At And For The Quarter Ended September 30, 2001
3.  Relevant Notice                                                       62

                                                                         ITEM 1

[GRAPHIC OMITTED]

ULTRAPAR LOGO



                             FOR IMMEDIATE RELEASE

                          ULTRAPAR PARTICIPACOES S.A.


Sao Paulo, Brazil, October 23, 2001 - ULTRAPAR PARTICIPACOES S.A. (NYSE:
UGP/BOVESPA:UGPA4) announces results for the period ended on September 30, 2001.


o    ULTRAPAR'S 3Q01 EBITDA GREW 36% YoY TO R$116 MILLION

o    NET INCOME TOTALED R$47 MILLION IN 3Q01; 32% HIGHER THAN 3Q00;

o    NET SALES INCREASED 26% COMPARED TO 3Q00.

      "We are pleased to announce the results for the third quarter of 2001, especially within a turbulent international context , which has significantly impacted the performance of a great number of companies. Each quarter Grupo Ultra has demonstrated the competitive advantages of its businesses. In September we distributed a relevant dividend to shareholders. The Group's strategy will always be to evaluate investment opportunities that guarantee the company's continued growth by balancing investments and dividends to ensure value creation for our shareholders."
                                                        Paulo G. A. Cunha - CEO


In millions of R$, except   3Q01    3Q00  (DELTA) (%)   9M01   9M00  (DELTA) (%)
Earnings per Share data                    3Q01x3Q00                  9M01x9M00
--------------------------------------------------------------------------------
Net Sales                    618    492       26%      1,693   1,386      22%

Gross Profit                 171    128       34%       430     366       18%

EBITDA                       116     86       36%       282     239       18%

Net Income                   47      36       32%       107     105        2%

Earnings Per 1,000 Shares   0.89    0.67      32%       2.02   1.98        2%

[GRAPHIC OMITTED]

Net Sales
R$ million

                            3Q00        3Q01           9M01     9M00
                            ----        ----           ----     ----
Ultragaz                     304         374            828    1,016
Oxiteno                      171         227            509      626
Ultracargo                    24          26             70       77
                           -----       -----          -----    -----
                             492         618          1,386    1,693


EBIDTA
R$ million

                            3Q00        3Q01           9M01     9M00
                            ----        ----           ----     ----

Ultragaz                      44          52            109      120
Oxiteno                       34          56            106      138
Ultracargo                     7           7             21       21
                           -----       -----          -----    -----
                              86         116            239      282

Consolidated Earnings - Ultrapar

Ultrapar, a company engaged in LPG distribution, chemical and petrochemical production, as well as transportation and storage of related products, reported the following results for the third quarter of 2001:

Consolidated net sales totaled R$ 617.8 million in 3Q01, an increase of 26% when compared to 3Q00, and 9% when compared to 2Q01. In the first nine months of 2001 consolidated net sales totaled R$ 1,693.2 million, 22% higher than the same period in 2000. This increase in sales is a result of investments made in recent years as well as the proper positioning of the businesses.

EBITDA reached R$ 116.0 million in 3Q01 - the highest in Ultrapar's history - 36% greater than the EBITDA recorded in the same period of 2000, and 20% higher than 2Q01. Both Ultragaz and Oxiteno achieved record EBITDA in 3Q01 of R$ 52.4 million and R$ 55.8 million, respectively. Consolidated EBITDA during the first nine months of 2001 totaled R$ 282.1 million, an increase of 18% compared to the same period in 2000.

After having distributed R$ 190 million of Extraordinary Dividends on September 28, 2001, the Company's cash position at the close of 3Q01 was R$ 736.0 million, of which R$ 399.1 million was held in U.S. dollar-indexed assets and foreign exchange hedge instruments. Total debt was R$ 496.6 million, and the debt denominated in US dollars amounted R$ 312.5 million, including Advances on Foreign Exchange Contracts (ACCs). Ultrapar' s net cash position at the end of the quarter was R$ 239.4 million, and 100% of its debt denominated in US dollars was hedged against currency devaluation.

Consolidated net income for 3Q01 was the highest in the company's history - R$
47.0 million, - an increase of 32% compared to 3Q00 and 16% compared to 2Q01. For the first nine months of 2001, net income totaled R$ 107.3 million compared to R$ 104.9 million in the same period of 2000.

Investments (CAPEX) during 3Q01 totaled R$ 56.4 million, and were allocated to the following areas:

o R$ 39.3 million at Ultragaz, primarily directed to the expansion of the non-residential business segment (UltraSystem), as well as for the acquisition of new cylinders for replacement and for the new filling plants;

o R$ 15.2 million at Oxiteno, where investments were made to expand production capacity of ethanolamines at the Camacari plant and towards automation of industrial facilities;

o R$ 2.0 million at Ultracargo, mainly towards the maintenance of the fleet of trucks and tanks.

[GRAPHIC OMITTED]

    ULTRAPAR

4Q99   82.5   18%
1Q00   71.7   17%
2Q00   81.8   18%
3Q00   85.6   17%
4Q00   65.3   13%
1Q01   69.7   14%
2Q01   96.3   17%
3q01  116.0   19%

      EBITDA reached R$116.0 million - the highest in Ultrapar's history.


ULTRAGAZ

A distributor of LPG in Brazil since 1937 Ultragaz has been one of the leaders in the Brazilian market since its foundation, and currently serves the residential, commercial and industrial segments. Currently Ultragaz is the second largest LPG distributor in Brazil, and the tenth largest in the world.

In the residential segment, which is served by 13 kg gas cylinders, demand is driven essentially by the number of households. The non-residential segment, which utilizes 45 to 190 kg gas cylinders and 300 kg to 60 ton tanks, continues to present significant growth potential as a result of the opportunities arising from the substitution of other energy sources by LPG in various applications.

LPG consumption in the Brazilian market fell 2% when comparing both the third quarters of 2001 and 2000 as well as the nine month periods. This reduction in consumption was mainly due to conversions of industrial consumers to natural gas, which is expected to drop in 2002, as most of the conversions were made during 2000 and 2001.

Despite lower overall market consumption, sales volume for Ultragaz grew 5% in 3Q01 compared to 3Q00 and 4% in the nine-month period compared to 2000. Such growth enabled Ultragaz to guarantee the position of second-largest LPG distributor in Brazil as of 2Q01, which was further consolidated during the third quarter of 2001. Currently, Ultragaz maintains a 19.4% market share for LPG distribution in Brazil.

--------------------------------------------------------------------------------
          Volume           3Q01     3Q00    Change    9M01     9M00      Change
    (thousands of tons)                    3Q01X3Q00                   9M01X9M00
--------------------------------------------------------------------------------
Residential               217.2    202.5      7%      613.9    595.1       3%
Non-residential           136.6    133.3      2%      394.9    375.7       5%
  Total Volume            353.8    335.8      5%    1,008.8    970.8       4%

Average Price (R$/ton)  1,051.3    895.6     17%      998.2    843.7      18%

Market Share*              19.4%    18.4%              19.4%    18.4%
---------
*    Source: Sindigas


In the residential segment Ultragaz's strategy focuses on expanding its geographic presence through the building of new filling plants. In the last twelve months , three new filling plants started operations: one in Goias, one in Ceara, and one in Rio de Janeiro. A significant part of the 7% sales volume growth in 3Q01 compared to 3Q00 is attributed to higher sales volume in the Southeast, Northeast and Mid-west regions.

In the non-residential segment, where sales are mainly directed to the commercial and industrial sectors, Ultragaz has continued to expand its market presence through UltraSystem, which serves primarily the commercial segment. With new installations in apartment buildings, hotels and restaurants resulting from conversions from other energy sources to LPG, sales volume in this market increased by 12,800 ton in 3Q01 compared to 3Q00, leading to a growth of 2% in the non-residential segment, despite the loss of industrial clients to natural gas.

Ultragaz believes that the growth potential for the segment served by Ultrasystem is still significant, mainly due to the competitiveness of LPG compared to other energy sources. Electric energy rationing in Brazil has presented numerous opportunities for LPG as an energy substitute.

                      Growth in sales volume per segment
                              (index: 100 - 1H97)

                               [GRAPHIC OMITTED]

                 1H97  2H97  1H98  2H98  1H99  2H99  1H00  2H00  1H01  2H01*
                 ----  ----  ----  ----  ----  ----  ----  ----  ----  -----
-- Residential    1.0   1.0   0.9   1.0   0.9   1.0   0.9   0.9   1.0   1.0
-- UtraSystem     1.0   1.6   1.9   2.5   2.8   3.8   4.2   5.0   5.4   6.3
-- Industrial     1.0   1.0   1.1   1.3   1.3   1.3   1.4   1.3   1.4   1.2

                       * Values from 3Q01 multiplied by 2

Ultragaz's net sales reached R$ 373.8 million in 3Q01, an increase of 23% compared to 3Q00 and 9% compared to 2Q01. In the first nine months of 2001, net sales reached R$ 1,015.9 million, an increase of 23% compared to the first nine months of 2000.

Cost of goods sold in 3Q01 increased 24% when compared to 3Q00, and 5% compared to 2Q01. When comparing the nine-month periods of 2001 and 2000, the increase in COGS was 26%, as a result of the alignment of domestic LPG price with international prices implemented by Petrobras. At the close of 3Q00, the LPG price in the domestic market was 32% below the international price (reference:
Mont Belvieu). At the close of 3Q01, this difference was only 10%. In October 2001 Petrobras implemented an increase in the LPG ex-refinery price of 4.08%, effective October 5, 2001. Even with this price increase, the difference between domestic and international prices remains at10%.

Ultragaz's operating expenses increased to R$ 47.2 million in 3Q01, from R$
37.5 million in 3Q00, mainly due to depreciation expenses, which increased by R$5.6 million, as a result of some investments previously realized that reached their maturity. Selling expenses increased by R$3.2 million during the quarter, due in part to higher sales volume as well as to higher freight expenses as a result of supply problems in certain regions of the country.

EBITDA in 3Q01 reached a record of R$ 52.4 million, 19% higher than the R$ 43.9 million registered in 3Q00 and 29% higher than in 2Q01. In the first nine months of 2001, EBITDA reached R$ 119.8 million, 10% greater than the same period in 2000.


                              Quarterly evolution

                               [Graphic Omitted]

R$ million       EBITDA     EBITDA Margin
4Q99              29.5        11%
1Q00              27.4        11%
2Q00              37.9        14%
3Q00              43.9        14%
4Q00              31.9        11%
1Q01              27.0         9%
2Q01              40.5        12%
3Q01              52.4        14%

OXITENO

Oxiteno is the sole Brazilian producer of Ethylene Oxide and its main derivatives, as well as a large producer of specialty chemicals. Oxiteno's products are used throughout many growing industrial sectors, including polyester, PET packaging, paints, cosmetics and detergents.

Although Oxiteno sells a large portion of its commodities and specialty chemicals in the Brazilian market, the company also exports a substantial portion of its production to over 35 countries in Asia, Europe, North America and Mercosul.

In 3Q01, Oxiteno's sales volume reached 113,200 tons, 8% higher than in 3Q00. Domestic market sales grew 6% due to the higher sales volume in the polyester, cosmetics & detergents, resins and agrochemicals segments. In the export market, higher sales of glycols to Asia contributed to the 11% increase in sales volume in 3Q01 compared to 3Q00.


--------------------------------------------------------------------------------
          Volume           3Q01     3Q00    Change     9M01     9M00    Change
   (thousands of tons)                   3Q01 X 3Q00                 9M01 X 9M00
--------------------------------------------------------------------------------
Domestic                   66.3     62.4     6%       201.5    179.5     12%
Exports                    46.9     42.4    11%       141.5    144.5     (2%)
  Total Sales Volume      113.2    104.8     8%       343.0    324.0      6%

Average Price (R$/ton)  2,000.6  1,633.8    22%     1,824.3  1,570.2     16%


The 15.9% currency devaluation during 3Q01 made Oxiteno's products more competitive both in export markets as well as in the domestic market, where the company competes with imported products. Net sales totaled R$ 226.5 million in 3Q01, 32% higher than in 3Q00 and 11% higher compared to 2Q01. In the first nine months of 2001, net sales for Oxiteno totaled R$ 625.7 million, 23% higher than the R$ 508.7 million in the same period of 2000.

Cost of goods sold increased 21% compared to 3Q00, and variable costs, which were directly impacted by the currency valuation during the period, increased 25% between 3Q00 and 3Q01. The proportionally lower increase in variable costs compared to the increase in net sales resulted in an expansion in gross margin from 28% to 34%.

Oxiteno's operating expenses increased 23% compared to 3Q00, due mainly to the higher selling expenses related to greater export volumes and to the higher exchange rate, which impacts international freight costs.

EBITDA totaled R$ 55.8 million in 3Q01, a quarterly record for Oxiteno, which was 66% higher than in 3Q00 and 20% higher than in 2Q01. In the first nine months of 2001, Oxiteno's EBITDA reached R$ 138.1 million, an increase of 30% compared to the same period in 2000, mainly due to the improved sales mix and gross margin.

                              Quarterly evolution

                               [Graphic Omitted]


                   4Q99    1Q00    2Q00    3Q00    4Q00    1Q01    2Q01   3Q01
EBITDA             46.0    35.8    36.6    33.7    26.4    35.9    46.4   55.8
EBITDA margin      28%     22%     21%     20%     15%     18%     23%    25%


ULTRACARGO

Through its subsidiaries Transultra and Tequimar, Ultracargo is one of the leaders in integrated, inter-modal transportation services for the chemical, petrochemical and LPG sectors in Brazil. Transultra, the subsidiary operating in the transportation segment, operates a fleet of trucks and provides transportation services to LPG distributors and to the chemical industry. Tequimar is the subsidiary engaged in storage services and accounts for 75% of the storage capacity at the Aratu Terminal (Bahia), which serves the largest petrochemical complex in South America.

Net sales for Ultracargo totaled R$ 26.1 million in 3Q01, an increase of 8% when compared 3Q00. This growth is a result of strong transportation and storage sales in the northeast region, with record volumes registered by Tequimar in Aratu. In the first nine months of 2001, net sales reached R$ 76.5 million, an increase of 9% compared to the same period of 2000.

Cost of services rendered in 3Q01 grew 8% compared to 3Q00, due to increase in the prices of Ultracargo's main inputs, mainly at Transultra, partially due to the increase in fuel prices and in part due to the utilization of third-party vehicles.

EBITDA for Ultracargo in 3Q01 was R$ 6.8 million, 7% lower than the same period last year. EBITDA in the first nine months of 2001 was 2% greater than in the first nine months of 2000.


                              Quarterly evolution

                               [Graphic Omitted]

                   4Q99    1Q00    2Q00    3Q00    4Q00    1Q01    2Q01   3Q01
EBITDA              5.6     7.2     6.2     7.2     5.4     6.9     7.4    6.8
EBITDA margin       26%     32%     27%     30%     23%     28%     29%    26%

Note: As of the 1Q01 earnings release the Financial Statements for Transultra and Tequimar are consolidated into Ultracargo Participacoes.


All financial information has been prepared in accordance with Brazilian GAAP and is based on corporate law accounting. All figures are given in Brazilian Reais (except values on page 17, which are expressed in US dollars, and were converted based on the average commercial exchange rates for the corresponding periods.

For further information, please contact:

Ana Paula Santoro Coria
Ultrapar Participacoes S.A.
(55 11) 3177-6142
asantoro@ultra.com.br
www.ultra.com.br

                           ULTRAPAR PARTICIPACOES S/A
                           CONSOLIDATED BALANCE SHEET
                      In millions of reais - Corporate law

                                                        QUARTERS ENDED IN
                                                   ----------------------------
                                                   SEP        SEP        JUN
                                                   2001       2000       2001
                                                   -------    -------   -------
ASSETS
 Cash and marketable securities                     736.0       804.1     893.0
 Trade accounts receivable                          176.1       141.4     173.9
 Inventories                                         85.1        79.9      82.2
 Other                                              128.1        85.7     109.8
                                                  -------     -------   -------
   Total Current Assets                           1,125.3     1,111.1   1,258.9
                                                  -------     -------   -------

 Investments                                         85.9        80.5      86.1
 Property, plant and equipment                      709.1       714.0     694.1
 Deferred charges                                    62.1        40.7      58.9
 Other long term assets                              41.3        35.0      41.8
                                                  -------     -------   -------
   Total Long Term Assets                           898.4       870.2     880.9
                                                  -------     -------   -------
TOTAL ASSETS                                      2,023.7     1,981.3   2,139.8
                                                  =======     =======   =======

LIABILITIES AND STOCkHOLDERS' EQUITY
 Loans                                              199.6       114.7     226.5
 Suppliers                                          111.0        69.2      89.1
 Salaries and related contributions                  47.2        42.9      39.4
 Taxes                                               10.3        14.1      11.3
 Other accounts payable                              15.9        16.2      28.5
                                                  -------     -------   -------
   Total Current Liabilities                        384.0       257.1     394.8
                                                  -------     -------   -------

 Loans                                              297.0       276.4     287.3
 Deferred income tax                                 27.2        34.3      23.6
 Other long term liabilities                         81.6        64.1      75.5
                                                  -------     -------   -------
   Total Long Term Liabilities                      405.8       374.8     386.4
                                                  -------     -------   -------
TOTAL LIABILITIES                                   789.8       631.9     781.2
                                                  =======     =======   =======

STOCKHOLDERS' EQUITY
 Capital                                            433.9       433.9     433.9
 Revalution reserve                                  27.5        49.4      28.1
 Revenue reserves                                   131.0       224.9     256.0
 Retained earnings                                  204.9       199.5     222.4
                                                  -------     -------   -------
   Total Stockholders' Equity                       797.3       907.7     940.4
                                                  -------     -------   -------
   Minority Interests                               436.6       441.7     418.2
                                                  -------     -------   -------
TOTAL STOCKHOLDERS' EQUITY & M.I.                 1,233.9     1,349.4   1,358.6
                                                  -------     -------   -------

TOTAL LIAB. AND STOCkHOLDERS' EQUITY              2,023.7     1,981.3   2,139.8
                                                  =======     =======   =======


 Cash                                               736.0       804.1     893.0
 Debt                                               496.6       391.2     513.8
                                                  -------     -------   -------
 Net cash (debt)                                    239.4       412.9     379.2

                           ULTRAPAR PARTICIPACOES S/A
                        CONSOLIDATED STATEMENT OF INCOME
         In millions of reais (except per share data) - Corporate law

                                                      QUARTERS ENDED IN               ACCUMULATED
                                                      -----------------               -----------
                                                    SEP       SEP        JUN        SEP         SEP
                                                    ---       ---        ---        ---         ---
                                                   2001      2000       2001       2001        2000
                                                   ----      ----       ----       ----        ----

Net Sales                                         617.8     491.9      565.2      1,693.2     1,386.0

  Cost of goods sold                             (447.3)   (364.2)    (421.4)    (1,263.3)   (1,020.5)

Gross profit                                      170.5     127.7      143.8        429.9       365.5

Operating expenses
  Selling                                         (29.3)    (22.9)     (26.5)       (80.4)      (69.4)
  General and administrative                      (33.7)    (30.9)     (33.2)       (98.1)      (93.4)
  Depreciation and amortization                   (17.9)    (12.1)     (15.7)       (47.7)      (33.5)

 Other operating results                           (0.6)      0.6       11.8         12.4         3.5

Income before equity and financial results         89.0      62.4       80.2        216.1       172.7

Financial results
 Financial income                                  74.7      32.3       36.3        150.3        99.6
 Financial expenses                               (68.9)    (17.3)     (36.6)      (144.3)      (44.4)
 Taxes on financial activities                     (7.8)     (5.2)      (6.7)       (20.9)      (15.5)

Equity in earnings (losses) of affiliates
 Affiliates                                         0.6       2.5       (1.0)         0.9         6.6
 Benefit of tax holidays                            7.9       8.4        7.1         21.0        23.2

Non-operating income (expense)                    (10.6)     (0.7)      (2.4)       (14.4)       (3.1)

Income before taxes                                84.9      82.4       76.9        208.7       239.1

  Social contribution and income tax              (16.0)    (26.6)     (16.6)       (46.1)      (74.0)

Income before minority interest                    68.9      55.8       60.3        162.6       165.1

  Minority interest                               (21.9)    (20.2)     (19.9)       (55.3)      (60.2)

Net Income                                         47.0      35.6       40.4        107.3       104.9
                                                 ======     ======     ======     ========    ========

EBITDA                                            116.0      85.6       96.3        282.1       239.1
Depreciation and amortization                      27.0      23.2       24.8         74.7        66.4
Investments                                        56.4      44.8       57.3        162.0       136.0

RATIOS

Earnings /1000 shares                              0.89      0.67       0.76         2.02        1.98

 Net debt / Stockholders' equity                     Na        Na         Na
 Net debt / LTM EBITDA                               Na        Na         Na
 Net interest expense / EBITDA                     0.02        Na       0.07         0.05          Na

Operating margin                                    14%       13%        14%          13%         12%
EBITDA margin                                       19%       17%        17%          17%         17%

                                   ULTRAPAR PARTICIPACOES S/A
                                CONSOLIDATED CASH FLOW STATEMENT
                               In millions of reais - corporate law


                                                                                         SEP
                                                                               -------------------------
                                                                                 2001             2000
                                                                                 ----             ----

   Cash Flows from operating activities                                          320.7            217.2
     Net income                                                                  107.3            104.8
     Minority interest                                                            55.3             60.2
     Depreciation and amortization                                                74.6             66.4
     Working capital                                                             (34.1)           (49.7)
     Financial expenses (A)                                                      107.8             16.1
     Other                                                                         9.7             19.3

   Cash Flows from investing activities                                         (169.2)          (125.1)
     Additions to property, plant, equipment and deferred charges               (162.0)          (130.5)
     Disposals of permanent assets                                                 4.0              3.8
     Acquisition of minority interests (including treasury shares)               (13.8)            (1.5)
     Dividends received from affiliates                                            1.3               -
     Other                                                                         1.3              3.1

   Cash Flows from financing activities                                         (277.7)          (144.5)
     Short term debt, net                                                         10.7            (84.4)
     Issuances                                                                    12.0             37.4
     Debt payments                                                               (59.4)           (50.5)
     Related companies                                                            (1.6)            (1.3)
     Dividends paid (B)                                                         (240.2)           (47.8)
     Other                                                                         0.9              2.1

   Net increase (decrease) in cash and cash equivalents                         (126.3)           (52.5)

   Cash and cash equivalents at the beginning of the period                      862.3            856.6
                                                                                 -----            -----
   Cash and cash equivalents at the end of the period                            736.0            804.1
                                                                                 =====            =====

   Supplemental disclosure of cash flow information
     Cash paid for interest (C)                                                   25.4             26.4
     Cash paid for taxes on income (C)                                            14.0             36.2
     Supplier financing of acquisition of property, plant and equipment           -                 5.5


(A) Not including financial income. Comprised basically of financial expenses, in particular, exchange variations.
(B)  Including dividends paid by Ultrapar and its subsidiaries.
(C)  Included in cash flow from operating activities.

                           ULTRAGAZ PARTICIPACOES S/A
                           CONSOLIDATED BALANCE SHEET
                      In millions of reais - Corporate law

                                                      QUARTERS ENDED IN
                                                      -----------------
                                                  SEP        SEP         JUN
                                                  ---        ---         ---
                                                  2001       2000       2001
                                                  ----       ----       ----
ASSETS
 Cash, marketable securities and related
  parties                                        152.4       133.5      127.6
 Trade accounts receivable                        93.1        76.0       95.5
 Inventories                                      14.8        20.7       14.8
 Other                                            68.3        51.3       62.8
                                                 -----       -----      -----
     Total Current Assets                        328.6       281.5      300.7
                                                 -----       -----      -----
 Investments                                       1.3         1.8        1.5
 Property, plant & equipment                     338.2       280.2      325.8
 Deferred charges                                 61.6        35.6       55.4
 Other long term assets                           20.0        15.3       22.7
                                                 -----       -----      -----
     Total Long Term Assets                      421.1       332.9      405.4
                                                 -----       -----      -----

TOTAL ASSETS                                     749.7       614.4      706.1
                                                 =====       =====      =====

LIABILITIES AND STOCKHOLDERS' EQUITY
 Loans                                            46.2        31.1       40.9
 Suppliers                                        50.9        42.0       45.3
 Salaries and related contributions               22.4        20.8       20.9
 Taxes                                             1.5         4.7        1.7
 Other accounts payable                            2.9         3.4        3.3
                                                 -----       -----      -----
     Total Current Liabilities                   123.9       102.0      112.1
                                                 -----       -----      -----

 Loans and related parties                       403.7       279.6      384.8
 Deferred income tax                               -           3.5        -
 Other long term liabilities                      38.0        32.8       36.4
                                                 -----       -----      -----
     Total Long Term Liabilities                 441.7       315.9      421.2
                                                 -----       -----      -----
TOTAL LIABILITIES                                565.6       417.9      533.3
                                                 =====       =====      =====

STOCkHOLDERS' EQUITY
 Capital                                          42.4        41.1       42.4
 Revaluation reserve                              23.3        24.1       23.5
 Revenue reserves                                 47.6        34.5       47.6
 Retained earnings                                45.6        70.4       36.3
                                                 -----       -----      -----
     Total Stockholders' Equity                  158.9       170.1      149.8
                                                 -----       -----      -----
     Minority Interests                           25.2        26.4       23.0
                                                 -----       -----      -----
TOTAL STOCKHOLDERS' EQUITY & Mi.                 184.1       196.5      172.8
                                                 -----       -----      -----

TOTAL LIAB. AND STOCKHOLDERS' EQUITY             749.7       614.4      706.1
                                                 =====       =====      =====

 Cash and related parties                        152.4       133.5      127.6
 Debt and related parties                        449.9       310.7      425.7
                                                 -----       -----      -----
 Net cash (debt)                                (297.5)     (177.2)    (298.1)

                           ULTRAGAZ PARTICIPACOES S/A
                        CONSOLIDATED STATEMENT OF INCOME
                      In millions of reais - Corporate law


                                                QUARTERS ENDED IN            ACCUMULATED
                                                -----------------            -----------
                                               SEP         SEP      JUN       SEP        SEP
                                               ---         ---      ---       ---        ---
                                               2001        2000     2001      2001       2000
                                               ----        ----     ----      ----       ----
Netsales                                       373.8      304.1    343.4     1,015.9     828.4

 Cost of goods sold                           (291.8)    (234.8)  (276.6)    (816.4)    (646.0)

Gross profit                                    82.0       69.3     66.8      199.5      182.4

 Operating expenses
  Selling                                      (17.3)     (14.1)   (14.2)     (45.3)     (37.9)
  General and administrative                   (13.2)     (12.3)   (12.6)     (36.6)     (37.3)
  Depreciation and amortization                (16.7)     (11.1)   (14.6)     (44.4)     (30.2)

 Other operating results                         0.9        1.0      0.5        2.2        1.8

Income before equity and financial
  results                                       35.7       32.8     25.9       75.4       78.8

 Financial results
  Financial income                              20.8        1.8     (0.6)      22.5        5.3
  Financial expenses                           (34.4)     (10.8)   (20.4)     (76.9)     (26.4)
  Taxes on financial activities                 (4.2)      (2.6)    (3.2)     (10.0)      (6.8)

 Equity in earnings (losses) of affiliates
  Affiliates                                      -           -        -         -           -
  Benefit of tax holidays                        0.8        1.0        -        0.8        3.1

 Non-operating income (expense)                 (2.6)      (0.7)    (2.1)      (6.3)      (2.8)

Income before taxes                             16.1       21.5     (0.4)       5.5       51.2

 Social contribution and income tax             (4.8)      (7.2)     2.6        1.1      (16.0)

Income before minority interest                 11.3       14.3      2.2        6.6       35.2

 Minority Interest                              (2.2)      (2.8)    (1.0)      (3.2)      (6.4)

Net Income                                       9.1       11.5      1.2        3.4       28.8
                                                ====       ====      ===        ===       ====


EBITDA                                          52.4       43.9     40.5      119.8      109.0
Depreciation and amortization                   16.7       11.1     14.6       44.4       30.2
Investments                                     39.3       31.6     43.9      120.5       86.2

RATIOS

 Operating margin                               10%        11%        8%         7%        10%
 EBITDA margin                                  14%        14%       12%        12%        13%

                      OXITENO S/A - INDUSTRIA E COMERCIO
                           CONSOLIDATED BALANCE SHEET
                      In millions of reais - Corporate law

                                                     QUARTERS ENDED IN
                                                     -----------------
                                                  SEP        SEP         JUN
                                                  ---        ---         ---
                                                 2001        2000        2001
                                                 ----        ----        ----
ASSETS
 Cash, marketable securities and related
   parties                                       489.4      340.4      480.0
 Trade accounts receivable                        71.6       57.7       69.7
 Inventories                                      69.3       58.2       66.3
 Other                                            36.5       24.5       34.4
                                                 -----      -----      -----
     Total Current Assets                        666.8      480.8      650.4
                                                 -----      -----      -----

 Investments                                     100.3       89.3       99.2
 Property, plant & equipment                     295.8      357.5      292.5
 Deferred charges                                  3.0        8.0        6.2
 Other long term assets                           11.7       10.3        9.6
                                                 -----      -----      -----
     Total Long Term Assets                      410.8      465.1      407.5
                                                 -----      -----      -----

TOTAL ASSETS                                   1,077.6      945.9    1,057.9
                                               =======      =====    =======

LIABILITIES AND STOCKHOLDERS' EQUITY
 Loans                                           148.5       78.2      179.4
 Suppliers                                        55.9       25.0       41.3
 Salaries and related contributions               20.9       18.9       15.3
 Taxes                                             5.2        3.7        5.2
 Other accounts payable                           12.8       12.8       11.8
                                                 -----      -----      -----
     Total Current Liabilities                   243.3      138.6      253.0
                                                 -----      -----      -----

 Loans and related parties                        74.5       95.3       78.2
 Deferred income tax                              27.2       30.9       23.6
 Other long term liabilities                      24.2       17.9       21.8
                                                 -----      -----      -----
     Total Long Term Liabilities                 125.9      144.1      123.6
                                                 -----      -----      -----
TOTAL LIABILITIES                                369.2      282.7      376.6
                                                 =====      =====      =====

STOCKHOLDERS' EQUITY
 Capital                                         300.0      295.4      300.0
 Revaluation reserve                               8.4       60.0        8.8
 Revenue reserves                                222.4      145.2      222.4
 Retained earnings                               166.2      151.0      138.7
                                                 -----      -----      -----
     Total Stockholders' Equity                  697.0      651.6      669.9
                                                 -----      -----      -----
     Minority Interests                           11.4       11.6       11.4
                                                 -----      -----      -----
TOTAL STOCKHOLDERS' EQUITY & M.I.                708.4      663.2      681.3
                                                 -----      -----      -----

TOTAL LIAB. AND STOCKHOLDERS' EQUITY           1,077.6      945.9    1,057.9
                                               =======      =====    =======


 Cash and related parties                        489.4      340.4      480.0
 Debt and related parties                        223.0      173.5      257.6
                                                 -----      -----      -----
 Net cash (debt)                                 266.4      166.9      222.4

                       OXITENO S/A - INDUSTRIA E COMERCIO
                        CONSOLIDATED STATEMENT OF INCOME
                      In millions of reais - Corporate law

                                                     QUARTERS ENDED IN           ACCUMULATED
                                                  -----------------------      ---------------
                                                  SEP       SEP      JUN       SEP        SEP
                                                  2001      2000     2001      2001       2000
                                                  ----      ----     ----      ----       ----


Net sales                                         226.5     171.2     204.9     625.7      508.7

 Cost of goods sold
   Variable                                      (122.5)    (97.7)   (114.7)   (352.1)    (279.9)
   Fixed                                          (19.3)    (16.1)    (16.5)    (53.9)     (48.1)
   Depreciation and amortization                   (6.8)     (8.7)     (6.9)    (20.2)     (26.0)

Gross profit                                       77.9      48.7      66.8     199.5      154.7

 Operating expenses
   Selling                                        (11.9)     (8.7)    (12.3)    (35.1)     (31.5)
   General and administrative                     (17.4)    (15.0)    (16.2)    (48.5)     (44.4)
   Depreciation and amortization                   (0.8)     (0.8)     (0.7)     (2.3)      (2.4)

 Other operating results                            0.4        -        1.2       2.0        1.2

Income before equity and financial
   results                                         48.2      24.2      38.8     115.6       77.6

 Financial results
   Financial income                                37.6      14.1      22.2      82.0       42.8
   Financial expenses                             (34.0)     (7.4)    (17.2)    (68.9)     (20.7)
   Taxes on financial activities                   (2.4)     (1.6)     (2.3)     (7.6)      (5.3)

 Equity in earnings (losses) of affiliates
   Affiliates                                       1.1       2.9      (0.4)      2.6        8.0
   Benefitoftaxholidays                             6.5       6.6       6.5      18.4       18.2

 Non-operating income (expense)                    (7.9)     (0.2)       -       (7.9)      (1.1)

Income before taxes                                49.1      38.6      47.6     134.2      119.5

 Social contribution and income tax               (15.3)    (12.2)    (12.3)    (38.0)     (35.1)

Income before minority interest                    33.8      26.4      35.3      96.2       84.4

 Minority interest                                   -         -         -         -          -

Net Income                                         33.8      26.4      35.3      96.2       84.4
                                                   ====      ====      ====      ====       ====

EBITDA                                             55.8      33.7      46.4     138.1      106.0
Depreciation and amortization                       7.6       9.5       7.6      22.5       28.4
Investments                                        15.2       9.8      10.7      33.0       40.4

RATIOS

 Operating margin                                   21%       14%       19%       18%        15%
 EBITDA margin                                      25%       20%       23%       22%        21%

                         ULTRACARGO PARTICIPACOES LTDA.
                           CONSOLIDATED BALANCE SHEET
                      In millions of reais - Corporate law

                                                            QUARTERS ENDED IN
                                                        -------------------------
                                                        SEP        SEP        JUN
                                                        2001       2000      2001
                                                        ----       ----      ----
ASSETS
 Cash, marketable securities and related parties        79.7       68.4       76.5
 Trade accounts receivable                              11.5        8.7       10.0
 Inventories                                             1.1        1.1        1.1
 Other                                                   2.3        2.2        2.2
                                                       -----      -----      -----
    Total Current Assets                                94.6       80.3       89.8
                                                       -----      -----      -----

 Investments                                             0.2        0.3        0.2
 Property, plant & equipment                            59.8       58.5       60.3
 Deferred charges                                        0.2        0.2        0.2
 Other long term assets                                  1.2        1.0        1.2
                                                       -----      -----      -----
    Total Long Term Assets                              61.5       60.0       61.9
                                                       -----      -----      -----

TOTAL ASSETS                                           156.0      140.3      151.6
                                                       =====      =====      =====

LIABILITIES AND STOCKHOLDERS' EQUITY
 Loans                                                   5.0        5.4        5.0
 Suppliers                                               3.7        2.6        3.4
 Salaries and related contributions                      3.8        3.2        3.2
 Taxes                                                   3.3        4.4        3.9
 Other accounts payable                                  0.2        0.3        0.2
                                                       -----      -----      -----
    Total Current Liabilities                           16.1       15.9       15.7
                                                       -----      -----      -----

 Loans and related parties                              19.9       22.2       20.8
 Deferred income tax                                     -          -          -
 Other long term liabilities                            15.9       12.7       14.4
                                                       -----      -----      -----
    Total Long Term Liabilities                         35.8       35.0       35.2
                                                       -----      -----      -----
TOTAL LIABILITIES                                       51.9       50.8       50.9
                                                       =====       ====      =====

STOCKHOLDERS' EQUITY
 Capital                                                31.0       17.3       31.0
 Revaluation reserve                                     0.6        0.9        0.7
 Revenue reserves                                         -          -          -
 Retained earnings                                      57.8       37.1       55.0
                                                       -----      -----      -----
    Total Stockholders' Equity                          89.5       55.3       86.7
                                                       -----      -----      -----
    Minority Interests                                  14.7       34.2       14.0
                                                       -----      -----      -----
TOTAL STOCKHOLDERS' EQUITY & MI.                       104.1       89.5      100.7
                                                       -----      -----      -----

TOTAL LIAB. AND STOCKHOLDERS' EQUITY                   156.0      140.3      151.6
                                                       =====       ====      =====


 Cash and related parties                               79.7       68.4       76.5
 Debt and related parties                               24.9       27.7       25.8
                                                       -----      -----      -----
 Net cash (debt)                                        54.9       40.7       50.7

                         ULTRACARGO PARTICIPACOES LTDA.
                        CONSOLIDATED STATEMENT OF INCOME
                      In millions of reais - Corporate law


                                                 QUARTERS ENDED IN          ACCUMULATED
                                                 -----------------          -----------
                                                SEP       SEP     JUN       SEP      SEP
                                                2001      2000    2001      2001     2000
                                                ----      ----    ----      ----     ----


Net sales                                        26.1      24.2    25.7      76.5     70.1

Costof sales                                    (15.5)    (14.4)  (15.1)    (45.4)   (41.6)

Gross profit                                     10.6       9.8    10.5      31.1     28.5

 Operating expenses
   Selling                                        -          -       -         -        -
   General and administrative                    (6.2)     (5.1)   (5.5)    (17.1)   (15.2)
   Depreciation and amortization                 (0.2)     (0.1)   (0.1)     (0.4)    (0.3)

 Other operating results                          0.1       0.2     8.8       9.0      0.4

Income before equity and financial
   results                                        4.3       4.8    13.7      22.6     13.4

 Financial results
   Financial income                               0.5       1.9     1.8       4.3      5.9
   Financial expenses                            (0.5)     (0.6)   (0.5)     (1.5)    (1.8)
   Taxes on financial activities                 (0.2)     (0.2)   (0.3)     (0.7)    (0.7)

 Equity in earnings (losses) of affiliates
   Affiliates                                     -         0.1     -        (0.2)    (0.1)
   Benefits of tax holidays                       0.6       0.7     0.6       1.8      1.8

 Non-operating income (expense)                   -         0.3     0.0       0.2      0.8

Income before taxes                               4.7       7.0    15.4      26.5     19.3

 Social contribution and income tax              (1.4)     (2.1)   (2.0)     (5.5)    (5.9)

Income before minority interest                   3.3       4.8    13.4      21.0     13.4

 Minority interest                               (0.6)     (1.4)   (0.8)     (2.7)    (4.1)

Net Income                                        2.8       3.4    12.5      18.2      9.3
                                               ======     =====  ======    ======    =====

EBITDA                                            6.8       7.2     7.4      21.0     20.6
Depreciation and amortization                     2.4       2.4     2.4       7.1      7.2
Investments                                       2.0       3.4     2.7       8.4      9.0

RATIOS

Operating margin                                  17%       20%     54%       30%      19%
EBTIDA margin                                     26%       30%     29%       27%      29%

                           ULTRAPAR PARTICIPACOES S/A
                         CONSOLIDATED INCOME STATEMENT
       In millions of US dollars (except per share data) - Corporate law

                                  QUARTERS ENDED IN        ACCUMULATED
                                  -----------------        -----------

                               SEP      SEP      JUN      SEP      SEP
                               2001     2000     2001     2001     2000
                               ----     ----     ----     ----     ----

Net sales
Ultrapar                       242.3    271.0    247.0    741.2    771.4
Ultragaz                       146.6    167.5    150.1    444.7    461.0
Oxiteno                         88.8     94.3     89.5    273.9    283.1
Ultracargo                      10.2     13.3     11.2     33.5     39.0

Operating income
Ultrapar                        34.9     34.4     35.0     94.6     96.1
Ultragaz                        14.0     18.1     11.3     33.0     43.9
Oxiteno                         18.9     13.3     17.0     50.6     43.2
Ultracargo                       1.7      2.6      6.0      9.9      7.4

Operating margin
Ultrapar                         14%      13%      14%      13%      12%
Ultragaz                         10%      11%       8%       7%      10%
Oxiteno                          21%      14%      19%      18%      15%
Ultracargo                       17%      20%      54%      30%      19%

EBITDA
Ultrapar                        45.5     47.2     42.1    123.5    133.1
Ultragaz                        20.6     24.2     17.7     52.4     60.7
Oxiteno                         21.9     18.6     20.3     60.5     59.0
Ultracargo                       2.7      4.0      3.2      9.2     11.4

EBITDA margin
Ultrapar                         19%      17%      17%      17%      17%
Ultragaz                         14%      14%      12%      12%      13%
Oxiteno                          25%      20%      23%      22%      21%
Ultracargo                       26%      30%      29%      27%      29%

Net income
Ultrapar                        18.4     19.6     17.7     47.0     58.4
Ultragaz                         3.6      6.3      0.5      1.5     16.0
Oxiteno                         13.3     14.5     15.4     42.1     47.0
Ultracargo                       1.1      1.9      5.5      8.0      5.2

Net income/ 1000 shares         0.35     0.37     0.33     0.89     1.10

                       ULTRAPAR PARTICIPACOES S/A
                 LOANS, CASH AND MARKETABLE SECURITIES
                       In millions of reais - Corporate law


Loans
                                                           Balance in September/2001
                                          ----------------------------------------------------------
                                                                        Ultrapar         Ultrapar
                                          Ultragaz  Oxiteno  Ultracargo Holding   Other Consolidated

Foreign currency

International Finance Corporation - IFC        -       34.3        -        -       -         34.3
Eurobonds                                   164.4        -         -        -       -        164.4
Financings of Inventories and Property
  Plant & Equipment                           8.1       4.5        -        -       -         12.6
Advances on Foreign Exchange Contracts        -       101.3        -        -       -        101.3

                   Subtotal                 172.4     140.1        -        -       -        312.5


                                              Index/         Interest Rate %          Maturity and
                                            Currency(*)    Minimum    Maximum      Amortization Schedule

International Finance Corporation - IFC     US$              9.4       9.4         Semi-annually until 2003
Eurobonds                                   US$              9.0       9.0         Semi-annually until 2005
Financings of Inventories and Property
  Plant & Equipment                         US$              8.7       10.2   Semi-annually and Anually until 2003
Advances on Foreign Exchange Contracts      US$              4.8       7.2          Maximum of 220 days
                                                                                      from hiring date


                                                           Balance in September/2001
                                          ----------------------------------------------------------
                                                                        Ultrapar         Ultrapar
                                          Ultragaz  Oxiteno  Ultracargo Holding   Other Consolidated

Local Currency

Nacional Bank for Economic                  78.6       62.0        6.0     -        -      146.6
 and Social Development - BNDES              5.5        0.1         -      -        -        5.6
Agency for Financing Machinery and
 Equipment (FINAME)                          8.4       12.9        8.4     -        -       29.7
Onlendings                                    -         2.1         -      -        -        2.1

                   Subtotal                 92.5       77.1        14.4    -        -      184.1

                      Total                265.0      217.2        14.4    -        -      496.6


                                              Index/         Interest Rate %          Maturity and
                                            Currency(*)    Minimum    Maximum      Amortization Schedule

Nacional Bank for Economic             TJLP or IGP-M         1.8         6.5   Monthly and semi-annually until 2008
 and Social Development - BNDES        UMBNDES              11.3        12.8          Monthly until 2005
Agency for Financing Machinery and
 Equipment (FINAME)                      TJLP                1.8         5.5          Monthly until 2006
Onlendings                               TJLP                4.0         4.0          Monthly until 2002



                                                           Balance in September/2001
                                          ----------------------------------------------------------
                                                                        Ultrapar         Ultrapar
                                          Ultragaz  Oxiteno  Ultracargo Holding   Other Consolidated

Composition per Annum

                  Up to 1 Year              46.2     148.5       5.0       -        -        199.6
                From 1 to 2 Years           32.8      35.7       4.6       -        -         73.1
                From 2 to 3 Years           18.2      18.2       3.1       -        -         39.5
                From 3 to 4 Years          167.7       6.4       1.3       -        -        175.4
                From 4 to 5 Years            0.1       4.3       0.4       -        -          4.8
                From 5 to 6 Years             -        2.8        -        -        -          2.8
                From 6 to 7 Years             -        1.4        -        -        -          1.4

                    Total                  265.0     217.2      14.4       -        -        496.6


(*) TJLP - Long Term Interest Rate  / IGPM - Market General Price Index /UMBNDES - BNDES Racket of Currencies
-------------------------------------------------------------------------------------------------------------


                                                           Balance in September/2001
                                          ----------------------------------------------------------
                                                                        Ultrapar         Ultrapar
                                          Ultragaz  Oxiteno  Ultracargo Holding   Other Consolidated

Cash and marketable securities              71.1     489.4      13.1      38.8    123.7      736.0


                                                                         ITEM 2


(A free translation of the original report in Portuguese on the limited review of quarterly information (ITR) prepared in conformity with accounting principles determined by Brazilian corporate legislation)



Ultrapar Participacoes S.A.

Report of Independent Accountants on the Limited Review of Quarterly Information (ITR)
September 30, 2001

(A free translation of the original report in Portuguese)

Report of Independent Accountants on the Limited Review of Quarterly Information


October 19, 2001

To the Board of Directors and Stockholders
Ultrapar Participacoes S.A.


1 We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of Ultrapar Participacoes S.A. for the quarters and periods ended September 30, 2001, June 30, 2001 and September 30, 2000. This information is the responsibility of company management. The limited reviews of the accounting information for the quarters and periods ended September 30, 2001, June 30, 2001 and September 30, 2000 of the indirect subsidiary Oxiteno S.A. and its subsidiaries Oxiteno Nordeste S.A. Industria e Comercio, Oxiquimica S.A. and Oxiteno Overseas Co., all of which are accounted for on the equity method, were carried out by other independent accountants, and our report, insofar as it relates to the investment in that subsidiary and the equity in the income thereof, in the amounts of R$ 334,024 thousand and R$ 46,286 thousand (June 30, 2001 - R$ 321,064 thousand and R$ 30,189 thousand and September 30, 2000 - R$ 310,771 thousand and R$ 39,967 thousand), respectively, is based exclusively on the reports of these other independent accountants.

2 Our limited reviews were performed in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON) and the Brazilian Federal Accounting Council, and mainly comprised: (a) inquiries of and discussions with officials responsible for the accounting, financial and operating areas of the company with regard to the principal criteria adopted for the preparation of the interim financial information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the company's financial position and operations.

3 Based on our limited reviews and on the reports of the other independent accountants, we are not aware of any material modifications that should be made to the quarterly information referred to in the first paragraph for it to be in conformity with the accounting principles determined by Brazilian corporate legislation applicable to the preparation of the quarterly information, consistent with the regulations of the Brazilian Securities Commission (CVM).




PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5



Paulo Cesar Estevao Netto
Partner
Contador CRC 1RJ026365/T6 "T" SP002331


(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                          September 30, 2001
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

------------------------------------------------------------------------------------------------------------------------------------
REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE
INFORMATION PROVIDED.
------------------------------------------------------------------------------------------------------------------------------------
01.01    - IDENTIFICATION

------------------------------------------------------------------------------------------------------------------------------------
1 - CVM Code        2 - Company Name                                3 - Federal Corporate Taxpayers' Registration Number - CNPJ
------------------------------------------------------------------------------------------------------------------------------------
01846-5             ULTRAPAR PARTICIPACOES S.A.                     33.256.439/0001-39
------------------------------------------------------------------------------------------------------------------------------------
4 - State Registration Number - NIRE
35.300.109.724
------------------------------------------------------------------------------------------------------------------------------------

01.02  - HEAD OFFICE

------------------------------------------------------------------------------------------------------------------------------------
1 - ADDRESS                                       2 - SUBURB OR DISTRICT
Av. Brigadeiro Luiz Antonio, 1343 8degree. andar  Bela Vista
------------------------------------------------------------------------------------------------------------------------------------
3 - POSTAL CODE                                   4 - MUNICIPALITY                                  5 - STATE
01317-910                                         Sao Paulo                                           SP
------------------------------------------------------------------------------------------------------------------------------------
6 - AREA CODE           7 - TELEPHONE               8 - TELEPHONE                  9 - TELEPHONE            10 - TELEX
11                      3177-6142                   3177-6764                      0000-0000                0000-0000
------------------------------------------------------------------------------------------------------------------------------------
11 - AREA CODE          12 - FAX                    13 - FAX                       14 - FAX
11                      3177-6107                   3177-6246                      0000-0000
------------------------------------------------------------------------------------------------------------------------------------
15 - E-MAIL
invest@ultra.com.br
------------------------------------------------------------------------------------------------------------------------------------

01.03  - INVESTOR RELATIONS OFFICER (Company Mail Adrress)

------------------------------------------------------------------------------------------------------------------------------------
1 - NAME                         2 - ADDRESS
Fabio Schvartsman                Av. Brigadeiro Luiz Antonio, 1343 - 9(0)
------------------------------------------------------------------------------------------------------------------------------------
3 - SUBURB OR DISTRICT           4 - POSTAL CODE                        5 - MUNICIPALITY                    6 - STATE
Bela Vista                       01317-910                              Sao Paulo                           SP
------------------------------------------------------------------------------------------------------------------------------------
7 - AREA CODE           8 - TELEPHONE               9 - TELEPHONE                  10 - TELEPHONE           11 - TELEX
11                      3177-6482                   0000-0000                      0000-0000                0000-0000
------------------------------------------------------------------------------------------------------------------------------------
12 - AREA CODE          13 - FAX                    14 - FAX                       15 - FAX
11                      287-1931                    0000-0000                      0000-0000
------------------------------------------------------------------------------------------------------------------------------------
16 - E-MAIL
fabiosch@ultra.com.br
------------------------------------------------------------------------------------------------------------------------------------

01.04    - GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

------------------------------------------------------------------------------------------------------------------------------------
CURRENT YEAR                    CURRENT QUARTER                                 PRIOR QUARTER
------------------------------------------------------------------------------------------------------------------------------------
1 - BEGINNING     2 - END       3 - QUARTER   4 - BEGINNING     5 - END         6 - QUARTER   7 - BEGINNING    8 - END
------------------------------------------------------------------------------------------------------------------------------------
01/01/2001        12/31/2001    3RD           07/01/2001        09/30/2001      2nd           04/01/2001       06/30/2001
------------------------------------------------------------------------------------------------------------------------------------
9 - INDEPENDENT ACCOUNTANT                                                      10 - CVM CODE
------------------------------------------------------------------------------------------------------------------------------------
PricewaterhouseCoopers Auditores Independentes                                  00287-9
------------------------------------------------------------------------------------------------------------------------------------
11 - RESPONSIBLE PROFESSIONAL                                                   12 -TAXPAYER REGISTRATION NUMBER OF THE RESPONSIBLE
                                                                                PROFESSIONAL
------------------------------------------------------------------------------------------------------------------------------------
Paulo Cesar Estevao Netto                                                       018.950.957-00
------------------------------------------------------------------------------------------------------------------------------------

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                          September 30, 2001
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

------------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE                                2 - COMPANY NAME                         3 - Federal Corporate Taxpayers' Registration
                                                                                     Number (CNPJ)
------------------------------------------------------------------------------------------------------------------------------------
01846-5                                     ULTRAPAR PARTICIPACOES S.A.              33.256.439/0001-39
------------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
01.05    - CAPITAL COMPOSITION
-------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                Number of shares                    Current Quarter               Prior quarter           Same quarter in prior year
                  (THOUSAND)                         09/30/2001                    06/30/2001                    09/30/2000
------------------------------------------------------------------------------------------------------------------------------------

Paid-up Capital
------------------------------------------------------------------------------------------------------------------------------------
1 - Common                                             37,984,012                   37,984,012                     37,984,012
------------------------------------------------------------------------------------------------------------------------------------
2 - Preferred                                          15,015,988                   15,015,988                     15,015,988
------------------------------------------------------------------------------------------------------------------------------------
3 - Total                                              53,000,000                   53,000,000                     53,000,000
------------------------------------------------------------------------------------------------------------------------------------
Treasury Stock
------------------------------------------------------------------------------------------------------------------------------------
4 - Common                                                      0                            0                              0
------------------------------------------------------------------------------------------------------------------------------------
5 - Preferred                                                   0                            0                              0
------------------------------------------------------------------------------------------------------------------------------------
6 - Total                                                       0                            0                              0
------------------------------------------------------------------------------------------------------------------------------------

01.06   - CHARACTERISTICS OF THE COMPANY

--------------------------------------------------------------------------------
1 - TYPE OF COMPANY
Commercial, industrial and other
--------------------------------------------------------------------------------
2 - SITUATION
Operating
--------------------------------------------------------------------------------
3 - NATURE OF OWNERSHIP
Domestic Holding
--------------------------------------------------------------------------------
4 - ACTIVITY CODE
1170000 - Participation  and Administration
--------------------------------------------------------------------------------
5 - MAIN ACTIVITY
Industrial, commercial and other
--------------------------------------------------------------------------------
6 - TYPE OF CONSOLIDATION
Full
--------------------------------------------------------------------------------
7 - TYPE OF REPORT OF THE INDEPENDENT ACCOUNTANT
Without Exceptions
--------------------------------------------------------------------------------

01.07  - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
1 - ITEM              2 - CNPJ                             3 - NAME

--------------------------------------------------------------------------------
01.08    - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

--------------------------------------------------------------------------------

                                         3 - DATE                              5 - DATE OF        6 - TYPE OF     7 - AMOUNT PER
1 - ITEM  2 - EVENT                          APPROVED       4 - AMOUNT             PAYMENT            SHARE           SHARE
------------------------------------------------------------------------------------------------------------------------------------
01        General Stockholders' Meeting  04/27/2001         Dividends          09/28/2001         Common          0.0001850900
------------------------------------------------------------------------------------------------------------------------------------
02        General Stockholders' Meeting  04/27/2001         Dividends          09/28/2001         Preferred       0.0002035900
------------------------------------------------------------------------------------------------------------------------------------
03        Board of Directors Meeting     08/21/2001         Interest on Own    09/28/2001         Common          0.0005687906
                                                            Capital
------------------------------------------------------------------------------------------------------------------------------------
04        Board of Directors Meeting     08/21/2001         Interest on Own    09/28/2001         Preferred       0.0006256697
                                                            Capital
------------------------------------------------------------------------------------------------------------------------------------
05        Board of Directors Meeting     08/21/2001         Dividends          09/28/2001         Common          0.0029173456
------------------------------------------------------------------------------------------------------------------------------------
06        Board of Directors Meeting     08/21/2001         Dividends          09/28/2001         Preferred       0.0032090801
------------------------------------------------------------------------------------------------------------------------------------

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                                                                    Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                            September 30, 2001
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

------------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE                         2 - COMPANY NAME                                               3 - Federal Corporate Taxpayers'
                                                                                                    Registration Number  -CNPJ
------------------------------------------------------------------------------------------------------------------------------------
01846-5                              ULTRAPAR PARTICIPACOES S.A.                                    33.256.439/0001-39
------------------------------------------------------------------------------------------------------------------------------------

01.09 - SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

------------------------------------------------------------------------------------------------------------------------------------
               2 - DATE OF      3 - AMOUNT OF THE     4 - AMOUNT OF THE       5 - NATURE OF       7 - NUMBER OF    8 - SHARE PRICE
 1 - ITEM       ALTERATION           CAPITAL              ALTERATION           ALTERATION         SHARES ISSUED        ON ISSUE DATE
                                (IN THOUSANDS OF       (IN THOUSANDS OF                              (THOUSAND)         (IN REAIS)
                                     REAIS)                 REAIS)
------------------------------------------------------------------------------------------------------------------------------------

01.10 - INVESTOR RELATIONS OFFICER

------------------------------------------------------------------------------------------------------------------------------------
1 - DATE       2 - SIGNATURE
10/19/2001
------------------------------------------------------------------------------------------------------------------------------------

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                                                                    Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                            September 30, 2001
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

------------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE                2 - NAME                                                                          3 - CNPJ
------------------------------------------------------------------------------------------------------------------------------------
01846-5                     ULTRAPAR PARTICIPACOES S.A.                                                       33.256.439/0001-39
------------------------------------------------------------------------------------------------------------------------------------

02.01 - BALANCE SHEET - ASSETS (R$ thousands)

------------------------------------------------------------------------------------------------------------------------------------
1 - CODE        2 - DESCRIPTION                                                          09/30/2001                   06/30/2001
                                                                                        (unaudited)                  (unaudited)
------------------------------------------------------------------------------------------------------------------------------------
1               Total assets                                                                876,636                   1,034,964
------------------------------------------------------------------------------------------------------------------------------------
1.01            Current assets                                                               53,290                     250,368
------------------------------------------------------------------------------------------------------------------------------------
1.01.01         Cash and cash equivalents                                                    38,753                     245,447
------------------------------------------------------------------------------------------------------------------------------------
1.01.01.01      Cash and banks                                                                   18
------------------------------------------------------------------------------------------------------------------------------------
1.01.01.02      Financial investments                                                        38,735                     245,447
------------------------------------------------------------------------------------------------------------------------------------
1.01.02         Receivables                                                                  14,537                       4,921
------------------------------------------------------------------------------------------------------------------------------------
1.01.02.01      Trade accounts receivable
------------------------------------------------------------------------------------------------------------------------------------
1.01.02.02      Taxes recoverable                                                            14,537                       4,921
------------------------------------------------------------------------------------------------------------------------------------
1.01.02.03      Dividends receivable
------------------------------------------------------------------------------------------------------------------------------------
1.01.03         Inventories
------------------------------------------------------------------------------------------------------------------------------------
1.01.04         Other
------------------------------------------------------------------------------------------------------------------------------------
1.02            Long-term receivables                                                       101,615                      92,881
------------------------------------------------------------------------------------------------------------------------------------
1.02.01         Accounts receivable
------------------------------------------------------------------------------------------------------------------------------------
1.02.02         Related companies                                                            99,808                      91,529
------------------------------------------------------------------------------------------------------------------------------------
1.02.02.01      Affiliates
------------------------------------------------------------------------------------------------------------------------------------
1.02.02.02      Subsidiary companies                                                         99,808                      91,529
------------------------------------------------------------------------------------------------------------------------------------
1.02.02.03      Other related companies
------------------------------------------------------------------------------------------------------------------------------------
1.02.03         Other                                                                         1,807                       1,352
------------------------------------------------------------------------------------------------------------------------------------
1.02.03.01      Deferred income tax and social contribution                                   1,807                       1,352
------------------------------------------------------------------------------------------------------------------------------------
1.03            Permanent assets                                                            721,731                     691,715
------------------------------------------------------------------------------------------------------------------------------------
1.03.01         Investments                                                                 721,731                     691,715
------------------------------------------------------------------------------------------------------------------------------------
1.03.01.01      Affiliates
------------------------------------------------------------------------------------------------------------------------------------
1.03.01.02      Subsidiary companies                                                        721,545                     691,529
------------------------------------------------------------------------------------------------------------------------------------
1.03.01.03      Other investments                                                               186                         186
------------------------------------------------------------------------------------------------------------------------------------
1.03.02         Property, plant and equipment
------------------------------------------------------------------------------------------------------------------------------------
1.03.03         Deferred charges
------------------------------------------------------------------------------------------------------------------------------------

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                                                                    Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                            September 30, 2001
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

------------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE                2 - NAME                                                                          3 - CNPJ
------------------------------------------------------------------------------------------------------------------------------------
01846-5                     ULTRAPAR PARTICIPACOES S.A.                                                       33.256.439/0001-39
------------------------------------------------------------------------------------------------------------------------------------

02.02 - BALANCE SHEET - LIABILITIES AND STOCKHOLDERS' EQUITY (R$ thousands)

------------------------------------------------------------------------------------------------------------------------------------
1 - CODE        2 - DESCRIPTION                                                         09/30/2001                    06/30/2001
                                                                                        (unaudited)                   (unaudited)
------------------------------------------------------------------------------------------------------------------------------------
2               Total liabilities and stockholders' equity                                  876,636                    1,034,964
------------------------------------------------------------------------------------------------------------------------------------
2.01            Current liabilities                                                             406                       15,425
------------------------------------------------------------------------------------------------------------------------------------
2.01.01         Loans                                                                                                      1,228
------------------------------------------------------------------------------------------------------------------------------------
2.01.02         Debentures
------------------------------------------------------------------------------------------------------------------------------------
2.01.03         Suppliers                                                                       392                          353
------------------------------------------------------------------------------------------------------------------------------------
2.01.04         Taxes and contributions                                                           2                            1
------------------------------------------------------------------------------------------------------------------------------------
2.01.05         Dividends                                                                        12                       13,511
------------------------------------------------------------------------------------------------------------------------------------
2.01.06         Provisions                                                                                                   332
------------------------------------------------------------------------------------------------------------------------------------
2.01.07         Payables to related companies
------------------------------------------------------------------------------------------------------------------------------------
2.01.08         Other
------------------------------------------------------------------------------------------------------------------------------------
2.02            Long-term liabilities                                                        79,000                       79,205
------------------------------------------------------------------------------------------------------------------------------------
2.02.01         Loans
------------------------------------------------------------------------------------------------------------------------------------
2.02.02         Debentures
------------------------------------------------------------------------------------------------------------------------------------
2.02.03         Provisions
------------------------------------------------------------------------------------------------------------------------------------
2.02.03.01      Other
------------------------------------------------------------------------------------------------------------------------------------
2.02.04         Related companies                                                            74,822                       75,556
------------------------------------------------------------------------------------------------------------------------------------
2.02.04.01      Subsidiary companies                                                         74,822                       75,556
------------------------------------------------------------------------------------------------------------------------------------
2.02.05         Other                                                                         4,178                        3,649
------------------------------------------------------------------------------------------------------------------------------------
2.03            Deferred income
------------------------------------------------------------------------------------------------------------------------------------
2.05            Stockholders' equity                                                        797,230                      940,334
------------------------------------------------------------------------------------------------------------------------------------
2.05.01         Capital                                                                     433,857                      433,857
------------------------------------------------------------------------------------------------------------------------------------
2.05.02         Capital reserves
------------------------------------------------------------------------------------------------------------------------------------
2.05.03         Revaluation reserves                                                         27,487                       28,069
------------------------------------------------------------------------------------------------------------------------------------
2.05.03.01      Own assets
------------------------------------------------------------------------------------------------------------------------------------
2.05.03.02      Subsidiary/affiliated companies                                              27,487                       28,069
------------------------------------------------------------------------------------------------------------------------------------
2.05.04         Revenue reserves                                                            131,016                      256,016
------------------------------------------------------------------------------------------------------------------------------------
2.05.04.01      Legal                                                                        10,821                       10,821
------------------------------------------------------------------------------------------------------------------------------------
2.05.04.02      Statutory
------------------------------------------------------------------------------------------------------------------------------------
2.05.04.03      For contingencies
------------------------------------------------------------------------------------------------------------------------------------
2.05.04.04      Unrealized profits                                                          120,195                      245,195
------------------------------------------------------------------------------------------------------------------------------------
2.05.04.05      Retention of profits
------------------------------------------------------------------------------------------------------------------------------------
2.05.04.06      Special for undistributed dividends
------------------------------------------------------------------------------------------------------------------------------------
2.05.04.07      Other
------------------------------------------------------------------------------------------------------------------------------------
2.05.05         Retained earnings                                                           204,870                      222,392
------------------------------------------------------------------------------------------------------------------------------------

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                                                                    Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                            September 30, 2001
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

------------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE                 2 - COMPANY NAME                                                    3 - General Taxpayers' Registration
                                                                                                 (CNPJ)
------------------------------------------------------------------------------------------------------------------------------------
01846-5                      ULTRAPAR PARTICIPACOES S.A.                                          33.256.439/0001-39
------------------------------------------------------------------------------------------------------------------------------------

03.01 - STATEMENT OF OPERATIONS (R$ thousands) (unaudited)

------------------------------------------------------------------------------------------------------------------------------------
1 - CODE       2 - DESCRIPTION                                    3 - 07/01/2001   4 - 01/01/2001    5 - 07/01/2000  6 - 01/01/2000
                                                                   to 09/30/2001    to 09/30/2001     to 09/30/2000   to 09/30/2000
------------------------------------------------------------------------------------------------------------------------------------
3.01           Gross sales and services
------------------------------------------------------------------------------------------------------------------------------------
3.02           Deductions
------------------------------------------------------------------------------------------------------------------------------------
3.03           Net sales and services
------------------------------------------------------------------------------------------------------------------------------------
3.04           Cost of sales and services
------------------------------------------------------------------------------------------------------------------------------------
3.05           Gross profit
------------------------------------------------------------------------------------------------------------------------------------
3.06           Operating income/expenses                                39,811          106,473            39,615         118,552
------------------------------------------------------------------------------------------------------------------------------------
3.06.01        Selling
------------------------------------------------------------------------------------------------------------------------------------
3.06.02        General and administrative                                 (674)          (2,500)             (824)         (1,703)
------------------------------------------------------------------------------------------------------------------------------------
3.06.03        Financial                                                 9,923           29,083            12,482          40,525
------------------------------------------------------------------------------------------------------------------------------------
3.06.03.01     Financial income                                         10,532           30,939            13,117          42,631
------------------------------------------------------------------------------------------------------------------------------------
3.06.03.02     Financial expenses                                         (609)          (1,856)             (635)         (2,106)
------------------------------------------------------------------------------------------------------------------------------------
3.06.03.02.01  CPMF/IOF/PIS/COFINS taxes on financial transactions        (609)          (1,853)             (628)         (2,084)
------------------------------------------------------------------------------------------------------------------------------------
3.06.03.02.02  Other financial expenses                                                      (3)               (7)            (22)
------------------------------------------------------------------------------------------------------------------------------------
3.06.04        Other operating income                                      424            1,944               337           1,312
------------------------------------------------------------------------------------------------------------------------------------
3.06.05        Other operating expenses
------------------------------------------------------------------------------------------------------------------------------------
3.06.06        Equity in the results of subsidiary and associated       30,138           77,946            27,620          78,418
               companies
------------------------------------------------------------------------------------------------------------------------------------
3.07           Operating profit                                         39,811          106,473            39,615         118,552
------------------------------------------------------------------------------------------------------------------------------------
3.08           Non-operating results
------------------------------------------------------------------------------------------------------------------------------------
3.08.01        Income
------------------------------------------------------------------------------------------------------------------------------------
3.08.02        Expenses
------------------------------------------------------------------------------------------------------------------------------------
3.09           Income before taxation and profit sharing                39,811          106,473            39,615         118,552
------------------------------------------------------------------------------------------------------------------------------------
3.10           Provision for income tax and social contribution          6,754                             (3,776)        (10,682)
------------------------------------------------------------------------------------------------------------------------------------
3.11           Deferred income tax                                         456              832              (296)         (3,038)
------------------------------------------------------------------------------------------------------------------------------------
3.12           Statutory profit sharing and contribution
------------------------------------------------------------------------------------------------------------------------------------
3.12.01        Profit sharing
------------------------------------------------------------------------------------------------------------------------------------
3.12.02        Contribution
------------------------------------------------------------------------------------------------------------------------------------
3.13           Reversal of interest on own capital
------------------------------------------------------------------------------------------------------------------------------------
3.15           Net income for the period                                47,021          107,305            35,543         104,832
------------------------------------------------------------------------------------------------------------------------------------
               Number of shares, excluding treasury
               (in thousands)                                       53,000,000       53,000,000        53,000,000      53,000,000
------------------------------------------------------------------------------------------------------------------------------------
               Net income per share (in whole reais)                   0.00089          0.00202           0.00067         0.00198
------------------------------------------------------------------------------------------------------------------------------------
               Loss per share
------------------------------------------------------------------------------------------------------------------------------------

  (A free translation of the original report in Portuguese)

  FEDERAL GOVERNMENT SERVICE                                          Corporate Legislation
  BRAZILIAN SECURITIES COMMISSION (CVM)                               September 30, 2001
  QUARTERLY INFORMATION (ITR)
  COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
  (Amounts in thousands of reais)

-------------------------------------------------------------------------------------------
  1 - CVM CODE   2 - COMPANY NAME                3 - General Taxpayers' Registration (CNPJ)
-------------------------------------------------------------------------------------------
  01846-5        ULTRAPAR PARTICIPACOES S.A.     33.256.439/0001-39
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------
  04.01 - Notes to the Quarterly Information (unaudited)
-------------------------------------------------------------------------------------------

1    Operations

The Company invests in commercial, industrial and agricultural activities, and also subscribes for or purchases shares and quotas of other companies with similar activities.

Through its subsidiaries, the Company distributes liquefied petroleum gas
(LPG), produces chemicals and petrochemicals, and transports and stores LPG and chemical products.

2    Presentation of the Quarterly Information

As established in CVM Instruction No. 248, dated March 29, 1996, and CVM Instruction No. 29, dated April 11, 1996, the Quarterly Information (ITR) is being presented in conformity with the accounting principles determined by Brazilian Corporate Law.

3    Accounting Practices

In the preparation of the ITR, the Company has used the same accounting practices adopted in the most recent annual financial statements, which are in accordance with the norms enacted by the CVM and comply with the principles arising from the Brazilian Corporate Law.

  (A free translation of the original report in Portuguese)

  FEDERAL GOVERNMENT SERVICE                                          Corporate Legislation
  BRAZILIAN SECURITIES COMMISSION (CVM)                               September 30, 2001
  QUARTERLY INFORMATION (ITR)
  COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
  (Amounts in thousands of reais)

-------------------------------------------------------------------------------------------
  1 - CVM CODE   2 - COMPANY NAME                3 - General Taxpayers' Registration (CNPJ)
-------------------------------------------------------------------------------------------
  01846-5        ULTRAPAR PARTICIPACOES S.A.     33.256.439/0001-39
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------
  04.01 - Notes to the Quarterly Information (unaudited)
-------------------------------------------------------------------------------------------

3.1  Consolidation Criteria

The consolidated financial statements were prepared in accordance with the basic consolidation principles of the Corporate Law and the norms of the CVM and include the following directly and indirectly controlled companies:

                                                                       Company
                                                        ownership interest - %
                                                       -----------------------

                                                        Direct       Indirect
                                                       -------       ---------

    Ultragaz Participacoes S.A.                             77
       Companhia. Ultragaz S.A.                                             66
       Bahiana Distribuidora de Gas Ltda.                                   77
       Utingas Armazenadora S.A.                                            43

    Ultraquimica Participacoes S.A.                        100
       Ultraquimica Florestal Ltda.                                        100
       Melamina Ultra S.A. Industria Quimica                                93
       Oleoquimica do Nordeste Ltda.                                       100
       Oxiteno S.A. Industria e Comercio                                    48
           Oxiteno Overseas Co.                                             48
           Oxiteno Nordeste S.A. Ind. e Com.                                46
           Camacari Renovada S.A.                                           48

    Ultracargo Participacoes Ltda.                         100
       Transultra S.A. - Armazenamento e Transporte
            Especializado                                                  100
       Terminal Quimico de Aratu S.A. - Tequimar                            89

    Ultratecno Participacoes Ltda.                         100

    Ultradata S/C Ltda.                                    100

    Imaven Imoveis e Agropecuaria Ltda.                    100
       Imaven Importadora e Exportadora Ltda.                               98

 (A free translation of the original report in Portuguese)

  FEDERAL GOVERNMENT SERVICE                                          Corporate Legislation
  BRAZILIAN SECURITIES COMMISSION (CVM)                               September 30, 2001
  QUARTERLY INFORMATION (ITR)
  COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
  (Amounts in thousands of reais)

-------------------------------------------------------------------------------------------
  1 - CVM CODE   2 - COMPANY NAME                3 - General Taxpayers' Registration (CNPJ)
-------------------------------------------------------------------------------------------
  01846-5        ULTRAPAR PARTICIPACOES S.A.     33.256.439/0001-39
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------
  04.01 - Notes to the Quarterly Information (unaudited)
-------------------------------------------------------------------------------------------


Intercompany investments, asset and liability balances, income and expenses, as well as the effects arising from significant intercompany transactions, were eliminated. Minority interest in subsidiary companies is presented separately in the financial statements.

On January 9, 2001, the subsidiary company Oxiteno S.A. Industria e Comercio acquired 2,380 class B preferred shares from minority shareholders of the indirect subsidiary Oxiteno Nordeste S.A. Industria e Comercio.

On January 15, 2001, the subsidiary company Ultraquimica Participacoes S.A. acquired the remaining 40% minority interest , corresponding to 3,424,000 quotas, in the indirect subsidiary Oleoquimica do Nordeste Ltda.

On May 23, 2001, the subsidiary company Ultracargo Participacoes Ltda. acquired the remaining 35% of minority interest , corresponding to 12,250,000 commom shares, in the indirect subsidiary Transultra S.A. Armazenamento e Transporte Especializado.

On August 23, 2001, the subsidiary company Imaven Imoveis e Agropecuaria Ltda., converted its loans to the indirect subsidiary Imaven - Importadora e Exportadora Ltda., into 6,901,839 new shares of that company, thus becoming the owner of 98% of the total capital of the indirect subsidiary.


4    Taxes Recoverable (Consolidated)

Taxes recoverable mainly refer to Value-Added Tax on Sales and Services (ICMS) arising from tax substitution and tax credits in the amount of R$ 57,264 (at June 30, 2001 - R$ 55,806) and prepayment of income tax to be offset against future payments in the amount of R$ 49,288 (at June 30, 2001 - R$ 34,541).


  (A free translation of the original report in Portuguese)

  FEDERAL GOVERNMENT SERVICE                                          Corporate Legislation
  BRAZILIAN SECURITIES COMMISSION (CVM)                               September 30, 2001
  QUARTERLY INFORMATION (ITR)
  COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
  (Amounts in thousands of reais)

-------------------------------------------------------------------------------------------
  1 - CVM CODE   2 - COMPANY NAME                3 - General Taxpayers' Registration (CNPJ)
-------------------------------------------------------------------------------------------
  01846-5        ULTRAPAR PARTICIPACOES S.A.     33.256.439/0001-39
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------
  04.01 - Notes to the Quarterly Information (unaudited)
-------------------------------------------------------------------------------------------


5    Receivables and Debts With Related Parties (Consolidated)

                                                                       Loans         Trade accounts       Transactions    Financial
                                                       ---------------------   --------------------   -----------------      income
                                                        Assets   Liabilities   Receivable   Payable    Sales  Purchases   (expense)
                                                       -------   -----------   ----------   -------   ------  ---------   ---------

Serma Associacao dos Usuarios de Equipamentos de
    Processamentos de Dados e Servicos Correlatos          178         2,807
Associacao dos Proprietarios e Locatarios EEI EMI          591
Associacao dos Usuarios do Sistema de Comunicacao
    e do Edificio Ernesto Igel                             376
Petroquimica Uniao S.A.                                                                       2,824              49,787
Onogas S.A Comercio e Industria                                                        43                143
Cetrel - Central de Tratamento de Efluentes                                                                         599
Oxicap Industria de Gases Ltda.                                                                 665        4      2,813
Agip do Brasil S.A.                                                                   159              2,154
Quimica da Bahia Industria e Comercio S.A.                             6,505                                                  (425)
Henkel Industrias Quimicas S.A.                                            6
                                                       -------   -----------   ----------   -------    -----   --------   ---------

Carried forward                                          1,145         9,318          202     3,489    2,301     53,199        425)
                                                       -------   -----------   ----------   -------   ------   --------   ---------

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                   Corporate
BRAZILIAN SECURITIES COMMISSION (CVM)                        Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2001
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
(Amounts in thousands of reais)

--------------------------------------------------------------------------------
1-CVM CODE  2-NAME                      3-General Taxpayers' Registration (CNPJ)
--------------------------------------------------------------------------------
01846-5     ULTRAPAR PARTICIPACOES S.A. 33.256.439/0001-39
--------------------------------------------------------------------------------

                                                                       Loans         Trade accounts         Transactions
                                                       -------   -----------   --------------------   ------------------   Financial
                                                                                                                             income
                                                        Assets   Liabilities   Receivable   Payable    Sales   Purchases   (expense)
                                                       -------   -----------   ----------   -------   ------  ----------  ---------

Brought forward                                          1,145         9,318          202     3,489    2,301      53,199       (425)

Petroleo Brasileiro-S.A. - Petrobras                                                         34,197       10     664,079
Servgas Distribuidora de Gas S.A.                                                      59                516
Metalplus - Metalurgia Plus S.A.                                         359
Petrogaz Distribuidora  S.A.                                                           46                483
Tegal - Terminal de Gases Ltda.                                                                                      181
Copagas Distribuidora de Gas S.A.                                                      78                890
Petrobras Distribuidora S.A.                                                                     55                1,114
Minasgas S.A. Distribuidora de Gas Combustivel                                          4                402
Copene Petroquimica do Nordeste S.A                                                          17,497              201,558
Supergasbras Distribuidora de Gas S.A.                                                179              1,826
Cia. Termeletrica do Planalto Paulista  - TPP              875                                                        83
Plenogas  Distribuidora de Gas S.A.                                    1,241

                                                      -------- ------------   ----------   -------    ------    --------  ---------
Total de 2001                                           2,020        10,918          568    55,238     6,428     920,131       (342)
                                                      ========  ===========   ==========   =======    ======    ========  =========

Total  (*)                                               1,757       10,850          499    43,696    7,501     715,256        (416)
                                                      ========  ===========   ==========   =======   ======    ========   =========


(*) The comparative balances of loans and trade accounts refer to June 30, 2001 and of transactions and financial refer to the nine-month period ended September 30, 2000.

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                   Corporate
BRAZILIAN SECURITIES COMMISSION (CVM)                        Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2001
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
(Amounts in thousands of reais)

--------------------------------------------------------------------------------
1-CVM CODE  2-NAME                      3-General Taxpayers' Registration (CNPJ)
--------------------------------------------------------------------------------
01846-5     ULTRAPAR PARTICIPACOES S.A. 33.256.439/0001-39
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  04.01 - Notes to the Quarterly Information (unaudited)
--------------------------------------------------------------------------------


The loan balances with Quimica da Bahia Industria e Comercio S.A. and with Cia. Termeletrica do Planalto Paulista - TPP are restated based on the Long-term Interest Rate (TJLP). The remaining loans have no financial charges and undetermined maturity dates. The sale and purchase transactions mainly refer to the acquisition of raw material, other materials and storage services, and are carried out based on normal prices and market conditions.

6    Income Tax and Social Contribution

(a)  Deferred income tax and social contribution

The company and its subsidiary companies recognize deferred tax assets and liabilities, without expiration periods, arising from tax losses, temporary additions, inflationary profit, revaluation of property, plant and equipment and others, based on the continuation of their operating profitability. Management expects to realize these tax assets and liabilities over a maximum period of 4 years. The deferred income tax and social contribution are presented in the following main groups:


                                                      Parent Company           Consolidated
                                                 -------------------    -------------------
                                                 09/30/01   06/30/01    09/30/01   06/30/01
                                                 --------   --------    --------   --------

Non-current deferred tax asset and social
      contribution
      Provisions deductible  for tax purposes
      only after the expense is incurred            1,807      1,352      23,764     21,189
    Income tax and social contribution on tax
      losses available for future offset                                   5,292      8,524
                                                 --------   --------   ---------   --------
                                                    1,807      1,352      29,056    29,713
                                                 ========   ========   =========   ========

Non-current deferred tax and social contribution
      liability
    Foreign profit taxable when effectively
      remitted                                                            24,546     20,900
    Revaluation of property, plant and equipment                           2,617      2,722
                                                 --------   --------   ---------   --------

                                                                          27,163     23,622
                                                 ========   ========   =========   ========

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                            Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                 September 30, 2001
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
(Amounts in thousands of reais)

-------------------------------------------------------------------------------------------
  1 - CVM CODE   2 - COMPANY NAME                3 - General Taxpayers' Registration (CNPJ)
-------------------------------------------------------------------------------------------
  01846-5        ULTRAPAR PARTICIPACOES S.A.     33.256.439/0001-39
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------
  04.01 - Notes to the Quarterly Information (unaudited)
-------------------------------------------------------------------------------------------

(b)  Reconciliation of income tax and social contribution

Income tax and social contribution are reconciled to official tax rates as follows:

                                                      Parent Company           Consolidated
                                                 -------------------    -------- ----------

                                                 09/30/01   09/30/00    09/30/01   09/30/00
                                                 --------   --------    --------   ---------
Income before taxation, equity in the results
    of  subsidiary and  associated companies and
    minority interest                              28,527     40,134     161,531    206,890
                                                 --------   --------    --------   --------

Official tax and contribution rates - %                34         34         34         34
                                                 --------   --------    --------   --------

Income tax and social contribution at official
  rates                                            (9,699)   (13,646)    (54,920)   (70,343)

Adjustments to the effective tax rate:
    Operating provisions and non-deductible
       expenses                                        (9)       (74)      1,343     (3,355)
    Profits from abroad                                                   (7,286)      (864)
    Interest on Own Capital                        10,540                 10,540
    Other adjustments                                                      3,732         35
                                                 --------   --------    --------   --------

Income tax and social contribution before tax
    benefit                                           832    (13,720)    (46,591)   (74,527)

Tax benefits                                                                 452        531
                                                 --------   --------    --------   --------

Tax and Social contribution charges recorded in
statement of income                                   832    (13,720)    (46,139)   (73,996)
                                                 ========   ========    ========   ========
Current                                                      (10,682)    (47,443)    78,946
Deferred                                              832     (3,038)      1,304     (4,950)
                                                 ========   ========    ========   ========

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                            Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                 September 30, 2001
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
(Amounts in thousands of reais)

-------------------------------------------------------------------------------------------
  1 - CVM CODE   2 - COMPANY NAME                3 - General Taxpayers' Registration (CNPJ)
-------------------------------------------------------------------------------------------
  01846-5        ULTRAPAR PARTICIPACOES S.A.     33.256.439/0001-39
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------
  04.01 - Notes to the Quarterly Information (unaudited)
-------------------------------------------------------------------------------------------


 (c) Tax exemption

The following indirect subsidiaries have obtained total exemption from federal income tax under a governmental program for the development of the Northeast Region, as follows:

                                                                    Termination
Subsidiary               Industrial unit           Exemption - %           date
----------------------   --------------------      -------------   ------------

Oxiteno
Nordeste                 Camacari plant                      100           2006

Bahiana                  Mataripe base                       100           2003
                         Juazeiro base                       100           2004
                         Suape base                          100           2007

Tequimar                 Aratu terminal                      100           2003
                         Suape terminal                      100           2005

The subsidiary companies record the tax benefits generated by the total exemption of income tax in a specific capital reserve in stockholders' equity.

7    Investments in Subsidiaries


                                               Investments        Equity in earnings
                                     ---------------------     ---------------------
                                     09/30/01     06/30/01     09/30/01     09/30/00
                                     ---------   ---------     --------    ---------
Ultragaz Participacoes S.A.           122,439      115,448        2,630       22,293
Ultraquimica Participacoes S.A.       438,201      418,963       53,813       43,206
Ultracargo Participacoes Ltda.         89,453       86,737       18,226        9,278
Ultratecno Participacoes Ltda.          8,788        8,994         (661)         (91)
Ultradata S/C Ltda.                     5,163        5,066          180          238
Imaven Imoveis e Agropecuaria Ltda.    57,501       56,321        3,758        3,494
                                     --------    ---------     --------    ---------
                                      721,545      691,529       77,946       78,418
                                     ========    =========     ========    =========

In the consolidated financial statements, the investments of the indirect subsidiary Oxiteno Nordeste S.A. Industria e Comercio in the associated companies Fabrica Carioca de Catalisadores S.A. and Quimica da Bahia S.A., are recorded on the basis of their financial statements as of August 31, 2001 and the investment in the associated company Nordeste Quimica S.A . - Norquisa is recorded on the basis of their financial statements as of July 31, 2001.

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                            Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                 September 30, 2001
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
(Amounts in thousands of reais)

-------------------------------------------------------------------------------------------
  1 - CVM CODE   2 - COMPANY NAME                3 - General Taxpayers' Registration (CNPJ)
-------------------------------------------------------------------------------------------
  01846-5        ULTRAPAR PARTICIPACOES S.A.     33.256.439/0001-39
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------
  04.01 - Notes to the Quarterly Information (unaudited)
-------------------------------------------------------------------------------------------

The Company's share in the increases in equity of the indirect subsidiaries Bahiana Distribuidora de Gas Ltda., Oxiteno Nordeste S.A. Industria e Comercio and Terminal Quimico de Aratu S.A. - Tequimar, which arose from tax exemptions of R$ 7,918 in the quarter and R$ 20,988 in the nine-month period ended September 30, 2001, are reflected in net income, since the related transactions have been realized financially (at September 30, 2000 - R$ 8,424 in the quarter and R$ 23,198 in the nine-month period).

8    Property, Plant and Equipment (Consolidated)


                                                            09/30/01    06/30/01           Annual
                                ------------------------------------                       depre-
                                 Revalued    Accumulated                                  ciation
                                     cost   depreciation         Net         Net        rates - %
                                ---------   ------------   ---------    --------  ----------------
Land                               36,968                     36,968      32,936
Buildings                         302,034         94,868     207,166     201,399                4
Machinery and equipment           679,757        321,929     357,828     348,086          5 to 10
Vehicles                           88,853         58,001      30,852      32,135         20 to 30
Furniture and fixtures              9,120          2,954       6,166       5,189               10
Construction in progress           25,374                     25,374      15,278
Imports in transit                 17,118                     17,118      15,244
Others                             43,385         15,757      27,628      43,870         10 to 20
                                ---------   ------------   ---------    --------
                                1,202,609        493,509     709,100     694,137
                                =========   ============   =========    ========

Construction in progress refers primarily to improvements in the subsidiaries' industrial complexes. Imports in transit refer basically to imports of equipment and parts related to the Ultrasystem project and industrial equipment.

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                   Corporate
BRAZILIAN SECURITIES COMMISSION (CVM)                        Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2001
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


--------------------------------------------------------------------------------
1-CVM CODE  2-NAME                      3-General Taxpayers' Registration (CNPJ)
--------------------------------------------------------------------------------
01846-5     ULTRAPAR PARTICIPACOES S.A. 33.256.439/0001-39
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  04.01 - Notes to the Quarterly Information (unaudited)
--------------------------------------------------------------------------------

9    Financings (consolidated)

                                                                       Interest
                                                      Index/           rate - % -
                                                      currency         per annum         09/30/01     06/30/01
                                                      --------------   ------------     ---------     --------

Foreign currency
    International Finance Corporation (IFC)           US$                       9.4        34,322       28,924
    Eurobonds                                         US$                       9.0       164,365      138,709
    Financings of inventories and property, plant
       and equipment                                  US$               8.7 to 10.2        12,554       12,033
    Advances on foreign exchange contracts            US$                4.8 to 7.2       101,296      134,600
                                                                                        ---------     --------
                                                                                          312,537      314,266
                                                                                        ---------     --------
Local currency
    National Bank for Economic and Social             TJLP and IGP-M     1.8 to 6.5       146,648      158,518
        Development (BNDES)                           UMBNDES          11.3 to 12.8         5,629        4,920
    Agency for Financing Machinery and Equipment
        (FINAME)                                      TJLP               1.8 to 5.5        29,660       32,200
    Onlendings                                        TJLP                      4.0         2,101        3,881
    Other                                                                  Variable            19           19
                                                                                        ---------     --------
                                                                                          184,057      199,538
                                                                                        ---------     --------
Total                                                                                     496,594      513,804

Less: current portion                                                                    (199,587)    (226,533)
                                                                                        ---------    ---------
Long-term debt                                                                            297,007      287,271
                                                                                        =========    =========
TJLP - Long term interest rate/ IGP-M - Market general price index/ UMBNDES -
BNDES basket of currencies

Long-term maturities are as follows:
                                                                                         09/30/01     06/30/01
                                                                                        ---------    ---------
From 1 to 2 years                                                                          73,145       76,780
From 2 to 3 years                                                                          39,503       41,656
From 3 to 4 years                                                                         175,418      157,385
After 4 years                                                                               8,941       11,450
                                                                                        ---------    ---------
                                                                                          297,007      287,271
                                                                                        =========    =========

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                            Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                 September 30, 2001
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
(Amounts in thousands of reais)

-------------------------------------------------------------------------------------------
  1 - CVM CODE   2 - COMPANY NAME                3 - General Taxpayers' Registration (CNPJ)
-------------------------------------------------------------------------------------------
  01846-5        ULTRAPAR PARTICIPACOES S.A.     33.256.439/0001-39
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------
  04.01 - Notes to the Quarterly Information (unaudited)
-------------------------------------------------------------------------------------------

10   Other Taxes and Liabilities - Long-term - (Consolidated)

The company and its subsidiaries obtained preliminary injunctions to pay PIS and COFINS taxes without the changes introduced by Law 9718. The companies are contesting the addition of 1% to the COFINS rate as well as the levy of PIS and COFINS on other income. The main issue concerns the collection of these taxes by the LPG supplier using "tax substitution", whereby the taxes which would be due through the final sale to the consumer are effectively paid in advance using a theoretical mark-up over the original cost. In the case of sales of LPG to the subsidiaries Companhia Ultragaz S.A. and Bahiana Distribuidora de Gas Ltda., the tax substitution increased the calculation basis of PIS and COFINS to four times the LPG price charged by the refineries until June 30, 2000. After this date, the rates of these taxes charged at the refineries were increased, the calculation basis was reduced to the refinery price, and the rates for the LPG distributors were reduced to zero. The amounts that were not paid, with respect to the changes introduced by Law 9718, were accrued in the financial statements of the company and subsidiaries totaling R$ 54,619 (at June 30, 2001- R$ 49,804).

The indirect subsidiary Terminal Quimico de Aratu SA - Tequimar obtained a favorable ruling on the suit contesting the payment of social contribution on net income introduced by Law 7689. The favorable decision to the subsidiary was a final ruling, but the Federal Government filed an action to overturn the decision. The amount accrued in the financial statements of the indirect subsidiary company is R$ 9,924 (at June 30, 2001 - R$ 9,489).

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                            Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                 September 30, 2001
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
(Amounts in thousands of reais)

-------------------------------------------------------------------------------------------
  1 - CVM CODE   2 - COMPANY NAME                3 - General Taxpayers' Registration (CNPJ)
-------------------------------------------------------------------------------------------
  01846-5        ULTRAPAR PARTICIPACOES S.A.     33.256.439/0001-39
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------
  04.01 - Notes to the Quarterly Information (unaudited)
-------------------------------------------------------------------------------------------

11   Stockholders' Equity

(a)  Changes in Stockholders' Equity

                                                                                            Revenue reserves
                                                                                     -----------------------
                                                                      Revaluation
                                                                          Reserve
                                                                of subsidiary and
                                                                       associated                 Unrealized    Retained
                                                     Capital            companies        Legal       profits    earnings      Total
                                                   ---------    -----------------    ---------    ----------    --------    -------
  At December 31, 2000                              433,857                29,111       10,821       303,983     119,932    897,704
    Complementary dividends
        (R$ 0.3228 and R$ 0.35507 per
        thousand common and preferred
        shares, respectively)                                                                        (58,788)     41,195    (17,593)
                                                   ---------    -----------------    ---------    ----------    --------    -------
                                                    433,857                29,111       10,821       245,195     161,127    880,111
    Realization of revalution reserve                                      (1,747)                                 1,659        (88)
    Social contibution and income tax
      on realization of revaluation
      reserves of subisidiary companies                                       123                                   (221)       (98)
    Interim dividends (R$ 2.2935107 and
      R$ 2.5228617 per thousand common
      and preferred shares, respectively)                                                           (125,000)              (125,000)
    Net income for the period                                                                                    107,305    107,305
       Interim dividends (R$ 0.6238349
         and R$ 0.6862184 per thousand common
         and preferred shares, respectively)                                                                     (34,000)   (34,000)
       Interest on own capital (R$ 0.5687906
         and R$ 0.6256697 per thousand common
         and preferred shares, respectively)                                                                     (31,000)   (31,000)
                                                   ---------    -----------------    ---------    ----------    --------    -------
   At September 30, 2001                             433,857               27,487       10,821       120,195     204,870    797,230
                                                   =========    =================    =========    ==========    ========    =======

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                            Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                 September 30, 2001
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
(Amounts in thousands of reais)

-------------------------------------------------------------------------------------------
  1 - CVM CODE   2 - COMPANY NAME                3 - General Taxpayers' Registration (CNPJ)
-------------------------------------------------------------------------------------------
  01846-5        ULTRAPAR PARTICIPACOES S.A.     33.256.439/0001-39
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------
  04.01 - Notes to the Quarterly Information (unaudited)
-------------------------------------------------------------------------------------------

(b)  Capital  Stock

The Subscribed and Paid-in capital stock is R$ 433,857, comprising 53,000,000,000 shares without nominal value, of which 37,984,012,500 are common shares and 15,015,987,500 are preferred shares (at September 30, 2001 there were 7,177,796,000 preferred shares held outside Brazil).

The preferred shares are not convertible to common shares, have no voting rights and entitle the holder to a dividend per share which is at least 10% greater than the dividend per common share. In addition, the preferred stockholders have priority in the reimbursement of capital, without premium, upon liquidation of the company.

(c)  Dividends

At the Extraordinary and Ordinary Stockholders' General Meetings, held on April 27, 2001, the shareholders approved the distribution of a complementary dividend amounting to R$ 17,593 related to retained earnings from the year 2000. On May 10, 2001, R$ 7,505 of this dividend was paid, and the balance of R$ 10,088 was paid on September 28, 2001.

On August 21, 2001, the Company's Board of Directors approved the distribution of Extraordinary dividends in the amount of R$ 190,000, which were paid on September 28, 2001. The composition of these dividends corresponds to R$ 125,000 in interim dividends related to unrealized profit reserves for the fiscal periods of 1997 to 2000, R$ 34,000 as intermediary dividends corresponding to the fiscal year of 2001 and R$ 31,000 as gross interest on own capital, which will be considered part of the minimum obligatory dividends of 2001 fiscal year. Under tax regulations, the interest on own capital was recognized as a financial expense. However, for these financial statements, they are presented as a profit distribution for the fiscal year in the statement of changes in shareholders' equity.

(d)  Revaluation Reserve

The realized portion of the revaluation reserve, based on depreciation, write-off or sale of the revalued assets of the subsidiary and associated companies, is transferred to retained earnings, together with the corresponding tax effects recorded by the subsidiary and associated companies. Tax effects on the revaluation reserves of certain subsidiary and associated companies are recognized as the reserves are realized. The amount of these tax effects totals R$ 9,721 (at June 30, 2001-R$ 9,838).

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                            Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                 September 30, 2001
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
(Amounts in thousands of reais)

-------------------------------------------------------------------------------------------
  1 - CVM CODE   2 - COMPANY NAME                3 - General Taxpayers' Registration (CNPJ)
-------------------------------------------------------------------------------------------
  01846-5        ULTRAPAR PARTICIPACOES S.A.     33.256.439/0001-39
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------
  04.01 - Notes to the Quarterly Information (unaudited)
-------------------------------------------------------------------------------------------

12   Financial Instruments (consolidated)

The Company and its subsidiary and associated companies take part in transactions involving financial instruments intended to meet operational needs, and manage the related risks through control policies, establishment of operating strategies and determination of limits.

As of September 30, 2001, the Company and its controlled companies basically maintained their financial resources in instruments linked to the CDI rate and also had foreign exchange hedge financial instruments in the national amount of R$ 306,272 and financial investments in foreign currency amounting to R$ 92,842, earnings from which are recognized in net income.

Except for the interest of the controlled company Oxiteno S.A. Industria e Comercio in the capital of Petroquimica Uniao S.A., commented below, the Company's management did not identify the need for specific disclosure suggested by CVM Instruction No. 235/95, since the balances of other financial instrument assets and liabilities included in the financial statements as of September 30, 2001 were determined according to the accounting criteria and practices disclosed in specific explanatory notes, and their book values are approximately equivalent to their market values.

The interest in the capital of Petroquimica Uniao S.A., representing 1.95% of the total capital and acquired in a 1994 privatization auction, is reflected in the financial statements at cost restated through December 31, 1995, amounting to R$ 18,694. The market value of this investment, as measured by the quoted price on the stock exchange, was approximately R$ 11,876 as of September 30, 2001. The Company's management understands that the valuation at restated cost mentioned above is adequate, considering that this investment in Petroquimica Uniao S.A. has a clearly strategic and permanent character, since that company is an important supplier of raw material to Oxiteno S.A. Industria e Comercio. Furthermore, the acquisition of this investment was financed on a long-term basis by the BNDES at interest rates which were more favorable than those prevailing in the market at that time.

13   Insurance Coverage of Subsidiary Companies

The companies maintain insurance coverage in amounts considered sufficient to cover possible losses from damages to assets and business interruption, as well as their responsibility for civil and material damages caused to third parties arising from their industrial and commercial operations, considering the nature of their activities and the advice of their insurance consultants.

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                            Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                 September 30, 2001
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
(Amounts in thousands of reais)

-------------------------------------------------------------------------------------------
  1 - CVM CODE   2 - COMPANY NAME                3 - General Taxpayers' Registration (CNPJ)
-------------------------------------------------------------------------------------------
  01846-5        ULTRAPAR PARTICIPACOES S.A.     33.256.439/0001-39
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------
  04.01 - Notes to the Quarterly Information (unaudited)
-------------------------------------------------------------------------------------------

14   Responsibility for Guarantees

The Company is responsible for guarantees and sureties of its subsidiary companies amounting to R$ 238,928.

15   Commitments and contingencies (Consolidated)

The Petrochemical Industry Labor Union, which represents employees of the indirect subsidiary Oxiteno Nordeste S.A. Industria e Comercio, filed class actions against that company in 1991, demanding compliance with the readjustments established in collective labor agreements or other specific indexes, in lieu of the salary policies effectively practiced. After analyzing favorable judicial precedents in decisions of the Superior Labor Court (TST) and of the Federal Supreme Court (STF) and based on the opinion of its legal advisors, management opted not to record any provision at September 30, 2001 for future disbursements which could arise from those claims.

The indirect subsidiary Oxiteno Nordeste S.A. Industria e Comercio has a supply contract with Copene Petroquimica do Nordeste S.A., which establishes a minimum level of annual consumption of ethylene until 2012. The annual minimum purchase commitment and the actual consumption in the six-month periods ended September 30, 2001 and 2000, expressed in tons of ethylene, are summarized in the table below. If the minimum purchase commitment is not met, the subsidiary is obliged to pay a penalty of 40% of the current ethylene price for the quantity not purchased.

                                                                Consumption during the nine-month
                                                                      periods ended September 30,
                                                                ----------------------------------
                                             Minimum annual
                                        purchase commitment             2001                 2000
                                       ---------------------    -------------    -----------------

In tons                                             137,900          140,005              132,715

16   Employee Stock Option Plan

Ultrapar's Ordinary and Extraordinary Shareholders Meeting held on April 27, 2001 approved an Employee Stock Option Plan as remuneration for the main executives of the Company, which will be offered to the Management and employees in leadership positions throughout the Company and its subsdiaries.



(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                            Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                 September 30, 2001
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
(Amounts in thousands of reais)

-------------------------------------------------------------------------------------------
  1 - CVM CODE   2 - COMPANY NAME                3 - General Taxpayers' Registration (CNPJ)
-------------------------------------------------------------------------------------------
  01846-5        ULTRAPAR PARTICIPACOES S.A.     33.256.439/0001-39
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------
  04.01 - Notes to the Quarterly Information (unaudited)
-------------------------------------------------------------------------------------------

17.  Private Pension Plan- (consolidated )

In August 2001, Ultraprev - Associacao de Previdencia Complementar implemented a private pension plan under a defined contribution system, which is available to all employees of the direct or indirect affiliated companies. The rules of the plan were approved at the Company's Board of Directors Meeting on February 15, 2001.
The contribution amounts from the sponsor companies, which totaled R$542 in the quarter, were recognized in the income statement.

18.  Non Operating Results - (Consolidated)

Non operatilly results mainly refer to the write-off of previously deferred expenses related to the project for the participation in the auction of Copene
- Petroquimica do Nordeste S.A. in July 2001.

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                            Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                 September 30, 2001
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
(Amounts in thousands of reais)

-------------------------------------------------------------------------------------------
  1 - CVM CODE   2 - COMPANY NAME                3 - General Taxpayers' Registration (CNPJ)
-------------------------------------------------------------------------------------------
  01846-5        ULTRAPAR PARTICIPACOES S.A.     33.256.439/0001-39
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------
  04.01 - Notes to the Quarterly Information (unaudited)
-------------------------------------------------------------------------------------------


18. Cash Flow Statement  (Consolidated)
                                                                               09/30/01           09/30/00
                                                                      ------------------ ------------------
Cash Flows from operating activities
  Net income                                                                    107,305            104,832
  Minority interest                                                              55,323             60,225
  Depreciation and amortization                                                  74,577             66,366
  Working capital                                                               (34,077)           (49,659)
  Financial expenses  (A)                                                       107,821             16,137
  Other                                                                           9,702             19,263
                                                                      ------------------ ------------------
                                                                                320,651            217,164
                                                                      ------------------ ------------------
Cash Flows from investing activities
  Additions to property, plant and equipment and deferred charges              (161,950)          (130,483)
  Disposals of permanent assets                                                   4,022              3,831
  Acquisition of minority interests (including treasury shares)                 (13,825)            (1,541)
  Dividends received from affiliates                                              1,275                  -
  Other                                                                           1,317              3,058
                                                                      ------------------ ------------------
                                                                               (169,161)          (125,135)
                                                                      ------------------ ------------------
Cash Flows from financing activities
 Short term debt, net                                                            10,695            (84,405)
 Issuances                                                                       11,972             37,441
 Debt payments                                                                  (59,442)           (50,534)
 Related companies                                                               (1,578)            (1,315)
 Dividends paid  (B)                                                           (240,241)           (47,784)
 Other                                                                              850              2,061
                                                                      ------------------ ------------------
                                                                               (277,744)          (144,536)
                                                                      ------------------ ------------------
Net increase (decrease) in cash and cash equivalents                           (126,254)           (52,507)
                                                                      ================== ==================

  Cash and cash equivalents at the beginning of the period                      862,271            856,567
                                                                      ------------------ ------------------

  Cash and cash equivalents at the end of the period                            736,017            804,060
                                                                      ================== ==================

Supplemental disclosure of cash flow information
 Cash paid for interest (C)                                                      25,404             26,427
 Cash paid for taxes on income (C)                                               13,968             36,217
 Supplier financing of acquisitions of property, plant and equipment                  -              5,489
(A)  Not including financial income. Comprised basically of interest and foreign exchange variations on financings, which did not result in cash disbursements.
(B)  Including dividends paid by Ultrapar and its subsidiaries.
(C)  Included in cash flow from operating activities.

***
(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                               Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                    September 30, 2001
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES



--------------------------------------------------------------------------------
1-CVM CODE  2-COMPANY NAME              3-General Taxpayers' Registration (CNPJ)
--------------------------------------------------------------------------------
01846-5     ULTRAPAR PARTICIPACOES S.A. 33.256.439/0001-39
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
05.01 - Comments on the Company's Performance in the Quarter
--------------------------------------------------------------------------------


See comments on consolidated performance,

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                   Corporate
BRAZILIAN SECURITIES COMMISSION (CVM)                        Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2001
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


--------------------------------------------------------------------------------
1-CVM CODE  2-NAME                      3-General Taxpayers' Registration (CNPJ)
--------------------------------------------------------------------------------
01846-5     ULTRAPAR PARTICIPACOES S.A. 33.256.439/0001-39
--------------------------------------------------------------------------------


06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (R$ thousands)

-------------- --------------------------------------------------------------------------- ----------------------------
1 - CODE       2 - DESCRIPTION                                      09/30/2001                     06/30/2001
                                                                   (unaudited)                    (unaudited)
-------------- --------------------------------------------------------------------------- ----------------------------
-------------- --------------------------------------------------------------------------- ----------------------------
1              Total assets                                                 2,023,640                    2,139,952
-------------- ----------------------------------------------------------------------- ----------------------------
1.01           Current assets                                               1,125,201                    1,258,983
-------------- ----------------------------------------------------------------------- ----------------------------
1.01.01        Cash and cash equivalents                                      736,017                      892,952
-------------- ----------------------------------------------------------------------- ----------------------------
1.01.01.01     Cash and banks                                                  38,608                       29,415
-------------- ----------------------------------------------------------------------- ----------------------------
1.01.01.02     Financial investments                                          697,409                      863,537
-------------- ----------------------------------------------------------------------- ----------------------------
1.01.02        Receivables                                                    302,088                      281,302
-------------- ----------------------------------------------------------------------- ----------------------------
1.01.02.01     Trade accounts receivable                                      176,078                      173,919
-------------- ----------------------------------------------------------------------- ----------------------------
1.01.02.02     Taxes recoverable                                              108,595                       92,557
-------------- ----------------------------------------------------------------------- ----------------------------
1.01.02.03     Other receivables                                               17,415                       14,826
-------------- ----------------------------------------------------------------------- ----------------------------
1.01.03        Inventories                                                     85,143                       82,178
-------------- ----------------------------------------------------------------------- ----------------------------
1.01.04        Other                                                            1,953                        2,551
-------------- ----------------------------------------------------------------------- ----------------------------
1.02           Long-term receivables                                           41,354                       41,781
-------------- ----------------------------------------------------------------------- ----------------------------
1.02.01        Accounts receivable
-------------- ----------------------------------------------------------------------- ----------------------------
1.02.02        Related companies                                                2,020                        1,757
-------------- ----------------------------------------------------------------------- ----------------------------
1.02.02.01     Affiliates                                                       2,020                        1,757
-------------- ----------------------------------------------------------------------- ----------------------------
1.02.02.02     Subsidiary companies
-------------- ----------------------------------------------------------------------- ----------------------------
1.02.02.03     Other companies
-------------- ----------------------------------------------------------------------- ----------------------------
1.02.03        Other                                                           39,334                       40,024
-------------- ----------------------------------------------------------------------- ----------------------------
1.02.03.01     Deferred income tax                                             29,056                       29,713
-------------- ----------------------------------------------------------------------- ----------------------------
1.02.03.02     Judicial deposits                                                6,501                        6,468
-------------- ----------------------------------------------------------------------- ----------------------------
1.02.03.03     Accounts receivable                                              3,777                        3,843
-------------- ----------------------------------------------------------------------- ----------------------------
1.03           Permanent assets                                               857,085                      839,188
-------------- ----------------------------------------------------------------------- ----------------------------
1.03.01        Investments                                                     85,908                       86,123
-------------- ----------------------------------------------------------------------- ----------------------------
1.03.01.01     Affiliates                                                      61,265                       60,651
-------------- ----------------------------------------------------------------------- ----------------------------
1.03.01.02     Subsidiary companies
-------------- ----------------------------------------------------------------------- ----------------------------
1.03.01.03     Other investments                                               24,643                       25,472
-------------- ----------------------------------------------------------------------- ----------------------------
1.03.02        Property, plant and equipment                                  709,100                      694,137
-------------- ----------------------------------------------------------------------- ----------------------------
1.03.03        Deferred charges                                                62,077                       58,928
-------------- ----------------------------------------------------------------------- ----------------------------

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                   Corporate
BRAZILIAN SECURITIES COMMISSION (CVM)                        Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2001
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


--------------------------------------------------------------------------------
1-CVM CODE  2-NAME                      3-General Taxpayers' Registration (CNPJ)
--------------------------------------------------------------------------------
01846-5     ULTRAPAR PARTICIPACOES S.A. 33.256.439/0001-39
--------------------------------------------------------------------------------

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND STOCKHOLDERS' EQUITY (R$ thousands)

-------------- -------------------------------------------- -------------------------- --------------------------
1 - CODE       2 - DESCRIPTION                                     09/30/2001                 06/30/2001
                                                                   (unaudited)                (unaudited)
-------------- -------------------------------------------- -------------------------- --------------------------
-------------- -------------------------------------------- -------------------------- --------------------------
2              Total liabilities and stockholders' equity                   2,023,640                  2,139,952
-------------- -------------------------------------------- -------------------------- --------------------------
2.01           Current liabilities                                            384,021                    394,890
-------------- -------------------------------------------- -------------------------- --------------------------
2.01.01        Loans                                                          199,587                    226,533
-------------- -------------------------------------------- -------------------------- --------------------------
2.01.02        Debentures
-------------- -------------------------------------------- -------------------------- --------------------------
2.01.03        Suppliers                                                      111,033                     89,131
-------------- -------------------------------------------- -------------------------- --------------------------
2.01.04        Taxes and contributions                                          7,261                      7,322
-------------- -------------------------------------------- -------------------------- --------------------------
2.01.05        Dividends                                                        1,238                     14,757
-------------- -------------------------------------------- -------------------------- --------------------------
2.01.06        Provisions                                                      50,232                     43,381
-------------- -------------------------------------------- -------------------------- --------------------------
2.01.06.01     Income tax and social contribution                               3,016                      4,005
-------------- -------------------------------------------- -------------------------- --------------------------
2.01.06.02     Salaries and social security charges                            47,216                     39,376
-------------- -------------------------------------------- -------------------------- --------------------------
2.01.07        Payables to related companies
-------------- -------------------------------------------- -------------------------- --------------------------
2.01.08        Other                                                           14,670                     13,766
-------------- -------------------------------------------- -------------------------- --------------------------
2.02           Long-term liabilities                                          405,746                    386,489
-------------- -------------------------------------------- -------------------------- --------------------------
2.02.01        Loans                                                          297,007                    287,271
-------------- -------------------------------------------- -------------------------- --------------------------
2.02.02        Debentures
-------------- -------------------------------------------- -------------------------- --------------------------
2.02.03        Provisions                                                      94,378                     84,481
-------------- -------------------------------------------- -------------------------- --------------------------
2.02.03.01     Income tax and social contribution                              27,163                     23,622
-------------- -------------------------------------------- -------------------------- --------------------------
2.02.03.02     Other                                                           67,215                     60,859
-------------- -------------------------------------------- -------------------------- --------------------------
2.02.04        Related parties                                                 10,918                     10,850
-------------- -------------------------------------------- -------------------------- --------------------------
2.02.05        Other                                                            3,443                      3,887
-------------- -------------------------------------------- -------------------------- --------------------------
2.03           Deferred income
-------------- -------------------------------------------- -------------------------- --------------------------
2.04           Minority interest                                              436,643                    418,239
-------------- -------------------------------------------- -------------------------- --------------------------
2.05           Stockholders' equity                                           797,230                    940,334
-------------- -------------------------------------------- -------------------------- --------------------------
2.05.01        Capital                                                        433,857                    433,857
-------------- -------------------------------------------- -------------------------- --------------------------
2.05.02        Capital reserves
-------------- -------------------------------------------- -------------------------- --------------------------
2.05.03        Revaluation reserve                                             27,487                     28,069
-------------- -------------------------------------------- -------------------------- --------------------------
2.05.03.01     Own assets
-------------- -------------------------------------------- -------------------------- --------------------------
2.05.03.02     Subsidiary/ affiliated companies                                27,487                     28,069
-------------- -------------------------------------------- -------------------------- --------------------------
2.05.04        Revenue reserves                                               131,016                    256,016
-------------- -------------------------------------------- -------------------------- --------------------------
2.05.04.01     Legal                                                           10,821                     10,821
-------------- -------------------------------------------- -------------------------- --------------------------
2.05.04.02     Statutory
-------------- -------------------------------------------- -------------------------- --------------------------
2.05.04.03     For contingencies
-------------- -------------------------------------------- -------------------------- --------------------------
2.05.04.04     Unrealized profits                                             120,195                    245,195
-------------- -------------------------------------------- -------------------------- --------------------------
2.05.04.05     Retention of profits
-------------- -------------------------------------------- -------------------------- --------------------------
2.05.04.06     Special for undistributed dividends
-------------- -------------------------------------------- -------------------------- --------------------------
2.05.04.07     Others
-------------- -------------------------------------------- -------------------------- --------------------------
2.05.05        Retained earnings                                              204,870                    222,392
-------------- -------------------------------------------- -------------------------- --------------------------

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                   Corporate
BRAZILIAN SECURITIES COMMISSION (CVM)                        Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2001
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


--------------------------------------------------------------------------------
1-CVM CODE  2-NAME                      3-General Taxpayers' Registration (CNPJ)
--------------------------------------------------------------------------------
01846-5     ULTRAPAR PARTICIPACOES S.A. 33.256.439/0001-39
--------------------------------------------------------------------------------


07.01 - CONSOLIDATED STATEMENT OF OPERATIONS (R$ thousands) (unaudited)

----------------------------------------------------------------------------------------------------------------------
1 - CODE       2 - DESCRIPTION                                    3 -           4 -           5 -          6 -
                                                                  07/01/2001    01/01/2001    07/01/2000   01/01/2000
                                                                     to            to             to           to
                                                                  09/30/2001    09/30/2001    09/30/2000   09/30/2000
----------------------------------------------------------------------------------------------------------------------
3.01           Gross sales and services                              771,074     2,118,506      605,602    1,694,488
----------------------------------------------------------------------------------------------------------------------
3.02           Deductions                                           (153,255)     (425,262)    (113,698)    (308,483)
----------------------------------------------------------------------------------------------------------------------
3.03           Net sales and services                                617,819     1,693,244      491,904    1,386,005
----------------------------------------------------------------------------------------------------------------------
3.04           Cost of sales and services                           (447,338)   (1,263,303)    (364,242)  (1,020,521)
----------------------------------------------------------------------------------------------------------------------
3.05           Gross profit                                          170,481       429,941      127,662      365,484
----------------------------------------------------------------------------------------------------------------------
3.06           Operating income/ expenses                            (74,954)     (206,790)     (44,617)    (123,335)
----------------------------------------------------------------------------------------------------------------------
3.06.01        Selling                                               (29,267)      (80,371)      22,858)     (69,363)
----------------------------------------------------------------------------------------------------------------------
3.06.02        General and administrative                            (51,557)     (145,849)     (43,060)    (126,923)
----------------------------------------------------------------------------------------------------------------------
3.06.02.01     Depreciation expense                                  (17,896)      (47,716)     (12,141)     (33,503)
----------------------------------------------------------------------------------------------------------------------
3.06.02.02     Other expenses                                        (33,661)      (98,133)     (30,919)     (93,420)
----------------------------------------------------------------------------------------------------------------------
3.06.03        Financial                                              (1,990)      (14,929)       9,823       39,705
----------------------------------------------------------------------------------------------------------------------
3.06.03.01     Financial income                                       74,678       150,321       32,288       99,637
----------------------------------------------------------------------------------------------------------------------
3.06.03.02     Financial expenses                                    (76,668)     (165,250)     (22,465)     (59,932)
----------------------------------------------------------------------------------------------------------------------
3.06.03.02.01  CPMF/IOF/PIS/COFINS taxes on financial                 (7,835)      (20,944)      (5,169)     (15,548)
               transactions
----------------------------------------------------------------------------------------------------------------------
3.06.03.02.02  Other financial expenses                              (68,833)     (144,306)     (17,296)     (44,384)
----------------------------------------------------------------------------------------------------------------------
3.06.04        Other operating income                                   (632)       12,415          581        3,463
----------------------------------------------------------------------------------------------------------------------
3.06.05        Other operating expenses
----------------------------------------------------------------------------------------------------------------------
3.06.06        Equity in the results of subsidiary and                 8,492        21,944       10,897       29,783
               associated companies
----------------------------------------------------------------------------------------------------------------------
3.07           Operating profit                                       95,527       223,151       83,045      242,149
----------------------------------------------------------------------------------------------------------------------
3.08           Non-operating results                                 (10,563)      (14,384)        (686)      (3,096)
----------------------------------------------------------------------------------------------------------------------
3.08.01        Income                                                  1,907         3,989        1,544        3,852
----------------------------------------------------------------------------------------------------------------------
3.08.02        Expenses                                              (12,470)      (18,373)      (2,230)      (6,948)
----------------------------------------------------------------------------------------------------------------------
3.09           Income before taxation and profit sharing              84,964       208,767       82,359      239,053
----------------------------------------------------------------------------------------------------------------------
3.10           Provision for income tax and social                   (10,669)      (47,443)     (27,193)     (78,946)
               contribution
----------------------------------------------------------------------------------------------------------------------
3.11           Deferred income tax                                    (5,381)        1,304          621        4,950
----------------------------------------------------------------------------------------------------------------------
3.12           Statutory profit sharing and contribution
----------------------------------------------------------------------------------------------------------------------
3.12.01        Profit sharing
----------------------------------------------------------------------------------------------------------------------
3.12.02        Contributions
----------------------------------------------------------------------------------------------------------------------
3.13           Reversal of interest on own capital
----------------------------------------------------------------------------------------------------------------------
3.14           Minority interest                                     (21,893)      (55,323)     (20,244)     (60,225)
----------------------------------------------------------------------------------------------------------------------
3.15           Net income for the period                              47,021       107,305       35,543      104,832
----------------------------------------------------------------------------------------------------------------------
               Number of shares, excluding treasury (in           53,000,000    53,000,000   53,000,000   53,000,000
               thousands)
----------------------------------------------------------------------------------------------------------------------
               Net income per share (in whole reais)                0.00089       0.00202       0.00067      0.00198
----------------------------------------------------------------------------------------------------------------------
               Loss per share
----------------------------------------------------------------------------------------------------------------------

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                   Corporate
BRAZILIAN SECURITIES COMMISSION (CVM)                        Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2001
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

--------------------------------------------------------------------------------
01846-5     ULTRAPAR PARTICIPACOES S.A. 33.256.439/0001-39
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
08.01 - Comments on the Company's Consolidated Performance in the Quarter
--------------------------------------------------------------------------------

Net Sales: Consolidated net sales in the third quarter of 2001 totaled R$ 617.8 million, 26% higher than the same quarter of the prior year. Ultragaz's revenue grew 23% to R$ 373.8 million in the third quarter of 2001 from R$ 304.1 million in the same period of 2000. Oxiteno's revenue grew 32% to R$ 226.5 million in 2001 against R$ 171.2 million in 2000. In the first nine months of 2001 Ultrapar's revenue was 22% higher than revenue for the first nine months of 2000, reaching R$ 1,693.2 million.

Ultragaz: LPG sales volume grew 5%, reaching 353,800 tons in the third quarter of 2001 versus 335,800 tons in the same period of 2000, and increasing the Company's market share to 19.4%. This growth of 18,000 tons is due mainly to the start-up of the new filling plants in Goiania, Fortaleza and Rio de Janeiro. As a result, residential sales volume grew 7% when comparing the third quarters of 2000 and 2001, from 202,500 tons to 217,200 tons, respectively. Non-residential sales volume grew 2% from 133,300 tons to 136,600 tons, due mainly to higher sales through UltraSystem, which is more than offsetting the loss of certain industrial clients who shifted to natural gas.

Oxiteno: The volume sold in the third quarter of 2001 was 113,200 tons, 8% higher than the 104,700 tons sold in the same period of the prior year. In the third quarter of 2001, 66,300 tons were sold in the domestic market, versus 62,400 tons in the third quarter of 2000, an increase of 6%, mainly due to the increase in sales to the polyester, resins, cosmetics & detergents and agrochemicals segments. Exports in the period reached 46,900 tons, 11% higher than the same period in 2000. The main factor that contributed to this increase was higher export volume of glycols to Asia.

Cost of Goods Sold: Ultrapar's cost of goods sold in the third quarter of 2001 was R$ 447.3 million, an increase of 23% in relation to R$ 364.2 million in the same period of 2000. Cost of goods sold at Ultragaz increased 24%, reaching R$
291.8 million in the third quarter of 2001 against R$ 234.8 million in the same period of the prior year. Oxiteno recorded R$ 148.6 million of cost of goods sold in the third quarter of 2001, 21% higher than the R$ 122.5 million recorded in the same period of last year. For the first nine months of 2001, Ultrapar's cost of goods sold increased 24% compared to the same period in 2000.

Ultragaz: When comparing the third quarters of 2001 and 2000, Petrobras' ex-refinery price for LPG increased 16%, reflecting the continued process of alignment of the domestic price to international LPG prices. At the end of the third quarter of 2001, the LPG price in the domestic market was only 10% below the international price (Mont Belvieu), while in the third quarter of 2000 the difference was 32%. As a result, the LPG acquisition cost, the main component of Ultragaz's cost of goods sold, increased by a greater proportion than sales volume, incorporating the per-ton price increases implemented by Petrobras.

Oxiteno: In unit terms, Oxiteno's cost of goods sold in the third quarter of 2001 increased 12% compared to the third quarter of 2000. The majority of this increase can be attributed to the increase in variable costs stemming from the 40% increase in the currency exchange rate between the periods, as most of the company's raw material prices are impacted by exchange rate variation.

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                   Corporate
BRAZILIAN SECURITIES COMMISSION (CVM)                        Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2001
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

--------------------------------------------------------------------------------
01846-5     ULTRAPAR PARTICIPACOES S.A. 33.256.439/0001-39
--------------------------------------------------------------------------------

Gross Profit: As a consequence of the growth in net sales and costs described above, Ultrapar's gross profit during the third quarter of 2001 reached R$
170.5 million, 34% higher than the R$ 127.7 million of the third quarter of 2000. This increase of R$ 42.8 million arises mainly from the increase in Oxiteno's gross profit, which increased by R$ 29.2 million. Ultragaz also recorded an increase in gross profit, reaching R$ 82.0 million in the third quarter of 2001 against R$ 69.3 million in the same period of the prior year. In the first nine months of 2001, Ultrapar's gross profit grew 18% compared to the same period in 2000, reaching R$ 429.9 million.

Selling, General and Administrative Expenses: Ultrapar recorded R$ 80.8 million in SG&A expenses during the third quarter of 2001, 23% higher than the R$ 65.9 million recorded in the same period of 2000. In the first nine months of 2001, Ultrapar's SG&A expenses were R$ 226.2 million, 15% higher than the same period prior year.

Ultragaz: SG&A expenses for Ultragaz increased 26% to R$47.2 million in the third quarter of 2001. The increase was a result of greater depreciation expenses, which totaled R$16.7 million in the third quarter of 2001, compared to R$ 11.1 million in the same period in 2000, as a result of the investments realized in prior periods. Additionally, selling expenses increased by R$ 3.2 million in the third quarter of 2001, due in part to the increase in the sales volume.

Oxiteno: The increase in SG&A expenses from R$ 24.5 million to R$ 30.1 million between the third quarters of 2000 and 2001 was due mainly to a R$ 3.2 million increase in selling expenses, which arose from the increased export volume and the higher exchange rate, which impact international shipment costs.

Operating Profit: Ultrapar's operating profit increased 43% when comparing the third quarter of 2001 (R$ 89.1 million) against the third quarter of 2000 (R$
62.4 million). This result was mainly due to Oxiteno, where operating profit increased R$ 24.0 million (from R $ 24.2 million to R$ 48.2 million). Ultragaz's operating profit also increased to R$ 35.7 million in the third quarter of 2001 compared to R$ 32.8 million in the same quarter of the previous year. In the first nine months of 2001, Ultrapar's operating profit reached R$
216.1 million, an increase of 25% in relation to the first nine months of 2000.

Financial Income/Expense: Ultrapar recorded a net financial expense of R$ 2.0 million in the third quarter of 2001 compared to a gain of R$ 9.8 million in the third quarter of 2000. The main reason for this variation was the currency devaluation in the third quarter of 2001 of 15.9%, compared to a currency devaluation of 2.4% in the third quarter of 2000. Ultrapar's loans in U.S. dollars total R$ 312.5 million, including Advances on Foreign Exchange Contracts (ACCs), against total assets of R$ 399.1 million in U.S. dollars (comprised of cash and hedge instruments). Following its hedge policy, Ultrapar ended the third quarter of 2001 with 100% of its total dollar linked loans hedged against foreign exchange variations. The cost of the hedge is included in the net financial result.

Equity income: The equity income of R$ 8.5 million in the third quarter of 2001 mostly comprises benefits of tax incentives for Oxiteno Nordeste, Bahiana Distribuidora de Gas and Tequimar, totaling

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                   Corporate
BRAZILIAN SECURITIES COMMISSION (CVM)                        Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2001
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

--------------------------------------------------------------------------------
01846-5     ULTRAPAR PARTICIPACOES S.A. 33.256.439/0001-39
--------------------------------------------------------------------------------

R$ 7.9 million in the third quarter of 2001. The drop of R$ 2.4 million in relation to the third quarter of 2000 mainly arises from lower earnings from Norquisa.

Other non-operating results: In the third quarter of 2001 Ultrapar registered a non-operating loss of R$ 10.6 million, against a loss of R$ 0.7 million in the third quarter of 2000. This change is a result of the write-off of previously deferred expenses at Oxiteno related to the participation in the Copene Petroquimica do Nordeste S.A. auction, held on July 2001.

Income Tax and Social Contribution: Income tax expenses decreased 39% in the third quarter of 2001 to R$ 16.1 million, compared to R$ 26.6 million in the same period of 2000. Although the income before taxes increased 3%, the tax expense reduced because of the distribution and deduction from taxable income of R$ 31 million in interest on own capital in September 2001.

Minority Interest: Minority interest reached R$ 21.9 million in the third quarter of 2001 against R$ 20.3 million in the same quarter of the prior year.

Net Income: Ultrapar's net income in the third quarter of 2001 was R$ 47.0 million, against a net income of R$ 35.5 million in the same period in 2000. This increase is a result of better operating profits in Ultrapar and the reduction in Income Tax and Social Contribution expenses. In the first nine months of 2001, net income reached R$ 107.3 million, against R$ 104.8 million in the first nine months of 2000.

EBITDA: Ultrapar's third quarter 2001 EBITDA reached R$ 116.0 million, 36% higher than the R$ 85.6 million in the same quarter of 2000. This represents record EBITDA for Ultrapar, as well as for its individual businesses. Ultragaz's EBITDA was 19% higher than the same period of the prior year, and Oxiteno's EBITDA was 66% higher than the third quarter of 2000, as shown in the table below. In the first nine months of 2001, Ultrapar's EBITDA was 18% higher than the same period of 2000.


EBITDA
------


                                                               Nine months ended     Nine months ended
R$ million      3Q01           3Q00           Change          September 30, 2001    September 30, 2000     Change
----------      ----           ----           ------          ------------------    ------------------     ------

Ultrapar        116.0          85.6            36%                  282.1                 239.1              18%
Ultragaz         52.4          43.9            19%                  119.8                 109.0              10%
Oxiteno          55.8          33.6            66%                  138.1                 106.0              30%
Ultracargo        6.8           7.2            (7%)                  21.0                  20.6               2%


(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                   Corporate
BRAZILIAN SECURITIES COMMISSION (CVM)                        Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2001
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

--------------------------------------------------------------------------------
01846-5     ULTRAPAR PARTICIPACOES S.A. 33.256.439/0001-39
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
09.01 - Investments in subsidiary and/or affiliated companies
--------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
                                                 4 -             5 - %         6 - %     7 - Type of          8 -        9 -
1-     2 - Company Name       3 -                Classification  ownership     parent      company            Number     Number
Item                          General                            in            company's                      of         of
                              Taxpayers'                         investee      net                            shares     shares
                              Registration                                     worth                          held       held
                              (CNPJ)                                                                          in         in
                                                                                                              current    previous
                                                                                                              quarter    quarter
                                                                                                              (in        (in
                                                                                                              thousands)  thousands)
------------------------------------------------------------------------------------------------------------------------------------
01     Ultraquimica           34,266,973/0001-99 Closed-capital  100.00        54.97     Commercial,             2,461      2,461
       Participacoes S.A.                        subsidiary                              industrial and other

02     Ultragaz               57,651,960/0001-39 Closed-capital   77.06        11.22     Commercial,             3,341      3,341
       Participacoes S.A.                        subsidiary                              industrial and other

03     Ultracargo             55,215,487/0001-11 Closed-capital  100.00        11.22     Commercial,             2,857      2,857
       Participacoes Ltda.                       subsidiary                              industrial and other

04     Ultratecno             53,690,921/0001-90 Closed-capital  100.00         1.10     Commercial,            65,159     65,159
       Participacoes Ltda.                       subsidiary                              industrial and other

05     Ultradata S/C Ltda.    61,600,359/0001-94 Closed-capital  100.00         0.65     Commercial,                18         18
                                                 subsidiary                              industrial and other

06     Imaven Imoveis e       61,604,112/0001-46 Closed-capital  100.00         7.21     Commercial,            27,734     27,734
       Agropecuaria Ltda.                        subsidiary                              industrial and other


------------------------------------------------------------------------------------------------------------------------------------


(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                   Corporate
BRAZILIAN SECURITIES COMMISSION (CVM)                        Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2001
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

--------------------------------------------------------------------------------
01846-5     ULTRAPAR PARTICIPACOES S.A. 33.256.439/0001-39
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
17.01 - REPORT ON THE LIMITED REVIEW - UNQUALIFIED OPINION
--------------------------------------------------------------------------------

Report of Independent Accountants on the Limited Review of Quarterly Information

October 19, 2001

To the Board of Directors and Stockholders
Ultrapar Participacoes S.A.


1 We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of Ultrapar Participacoes S.A. for the quarters and periods ended September 30, 2001, June 30, 2001 and September 30, 2000. This information is the responsibility of company management. The limited reviews of the accounting information for the quarters and periods ended September 30, 2001, June 30, 2001 and September 30, 2000 of the indirect subsidiary Oxiteno S.A. and its subsidiaries Oxiteno Nordeste S.A. Industria e Comercio, Oxiquimica S.A. and Oxiteno Overseas Co., all of which are accounted for on the equity method, were carried out by other independent accountants, and our report, insofar as it relates to the investment in that subsidiary and the equity in the income thereof, in the amounts of R$ 334,024 thousand and R$ 46,286 thousand (June 30, 2001 - R$ 321,064 thousand and R$ 30,189 thousand and September 30, 2000 - R$ 310,771 thousand and R$ 39,967 thousand), respectively, is based exclusively on the reports of these other independent accountants.

2 Our limited reviews were performed in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON) and the Brazilian Federal Accounting Council, and mainly comprised: (a) inquiries of and discussions with officials responsible for the accounting, financial and operating areas of the company with regard to the principal criteria adopted for the preparation of the interim financial information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the company's financial position and operations.

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                   Corporate
BRAZILIAN SECURITIES COMMISSION (CVM)                        Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2001
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

--------------------------------------------------------------------------------
01846-5     ULTRAPAR PARTICIPACOES S.A. 33.256.439/0001-39
--------------------------------------------------------------------------------

3 Based on our limited reviews and on the reports of the other independent accountants, we are not aware of any material modifications that should be made to the quarterly information referred to in the first paragraph for it to be in conformity with the accounting principles determined by Brazilian corporate legislation applicable to the preparation of the quarterly information, consistent with the regulations of the Brazilian Securities Commission (CVM).




     PricewaterhouseCoopers
     Auditores Independentes
     CRC 2SP000160/O-5



     Paulo Cesar Estevao Netto
     Partner
     Contador CRC 1RJ026365/T6 "T" SP002331

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                                                         Corporate
BRAZILIAN SECURITIES COMMISSION (CVM)                                                            Legislation
QUARTERLY INFORMATION (ITR)                                                               September 30, 2001
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

------------------------------------------------------------------------------------------------------------
01846-5     ULTRAPAR PARTICIPACOES S.A. 33.256.439/0001-39
------------------------------------------------------------------------------------------------------------

                                     Index

------------------------------------------------------------------------------------------------------------
  Group        Table    Description                                                                     Page
------------------------------------------------------------------------------------------------------------
    01          01      Identification                                                                   01
------------------------------------------------------------------------------------------------------------
    01          02      Head office                                                                      01
------------------------------------------------------------------------------------------------------------
    01          03      Director of market relations (Address for correspondence with Company)           01
------------------------------------------------------------------------------------------------------------
    01          04      ITR general information                                                          01
------------------------------------------------------------------------------------------------------------
    01          05      Capital composition                                                              02
------------------------------------------------------------------------------------------------------------
    01          06      Characteristics of the Company                                                   02
------------------------------------------------------------------------------------------------------------
    01          07      Companies excluded from the consolidated statements                              02
------------------------------------------------------------------------------------------------------------
    01          08      Dividends approved and/or paid during and following the quarter                  02
------------------------------------------------------------------------------------------------------------
    01          09      Subscribed capital and changes in current year                                   03
------------------------------------------------------------------------------------------------------------
    01          10      Director of market relations                                                     03
------------------------------------------------------------------------------------------------------------
    02          01      Balance sheet - assets                                                           04
------------------------------------------------------------------------------------------------------------
    02          02      Balance sheet - liabilities and stockholders' equity                             05
------------------------------------------------------------------------------------------------------------
    03          01      Statement of operations                                                          06
------------------------------------------------------------------------------------------------------------
    04          01      Notes to the quarterly information                                               07
------------------------------------------------------------------------------------------------------------
    05          01      Comments on Company performance in the quarter                                   24
------------------------------------------------------------------------------------------------------------
    06          01      Consolidated balance sheet - assets                                              25
------------------------------------------------------------------------------------------------------------
    06          02      Consolidated balance sheet - liabilities and stockholders' equity                26
------------------------------------------------------------------------------------------------------------
    07          01      Consolidated statement of operations                                             27
------------------------------------------------------------------------------------------------------------
    08          01      Comments on the consolidated performance in the quarter                          28
------------------------------------------------------------------------------------------------------------
    09          01      Investments in subsidiary and/or affiliated companies                            31
------------------------------------------------------------------------------------------------------------
    17          01      Report on the special review - unqualified opinion                               32
------------------------------------------------------------------------------------------------------------
                        Ultraquimica Participacoes S,A,
------------------------------------------------------------------------------------------------------------
                        Ultragaz Participacoes S,A,
------------------------------------------------------------------------------------------------------------
                        Ultracargo Participacoes LTDA
------------------------------------------------------------------------------------------------------------
                        Ultratecno Participacoes LTDA
------------------------------------------------------------------------------------------------------------
                        Ultradata S/C LTDA
------------------------------------------------------------------------------------------------------------
                        Imaven Imoveis e Agropecuaria LTDA
------------------------------------------------------------------------------------------------------------

                                     ITEM 3

                          ULTRAPAR PARTICIPACOES S.A.

                            PUBLICLY LISTED COMPANY

                          CNPJ no 33.256.439/0001- 39

                                RELEVANT NOTICE

     As per CVM Rule 31 of 02/08/1984 and according to CVM Note 16 of 02/14/1980, ULTRAPAR PARTICIPACOES S.A. announces to its shareholders that in a meeting held on October 22, 2001, its Board of Directors approved a share repurchase plan, based on the fact that the current price of the Company's shares do not adequately reflect the Company's earnings prospects. As per Article 7 of the Company's bylaws, CVM Rule 10 of 02/14/1980 and CVM Rule 268 of 11/13/1997,the Company will repurchase its registered preferred shares in open market transactions, without reduction of capital stock, for cancellation or to be held in treasury for eventual sale, according to the terms below:

1. Repurchase limit, as per Articles 3 and 5 of the above-referenced CVM Rule 10/80 and the ownership structure as of 10/22/2001: Up to 1,494,130,100 (one billion four hundred ninety four million one hundred thirty thousand and one hundred) registered preferred shares, corresponding to 10% of the preferred shares outstanding;

2.   Repurchase period: 90 days including the present date;

3.   Purchase price: market value;

4.   Brokers authorized to act as intermediaries:

     a) CLSA-BCN CTVM S/A Av. Brigadeiro Faria Lima, 1.461 - 12o andar - Sao Paulo/SP

     b) ITAU CORRETORA DE VALORES S.A Rua Boa Vista 185 - 4o andar - Sao
     Paulo/SP

     c) MAGLIANO S.A CCVM Rua Bela Cintra, 986 - 2o andar - Sao Paulo/SP


                          Sao Paulo, October 23, 2001

                               Fabio Schvartsman
                           Investor Relations Officer

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


ULTRAPAR PARTICIPACOES S.A.

By:   /s/ FABIO SCHVARTSMAN
      ---------------------
      Name:  Fabio Schvartsman
      Title: Chief Financial Officer

Date: October 23, 2001